OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Biotech Restorations Holdings, LLC

137 Cross Creek Road #137
Denver, NC 26037

http://www.biotechrestorations.com/

10000 units of Common Membership Interests

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,000,000 Common Membership Interests ($1,000,000)

Minimum 10,000 Common Membership Interests ($10,000)

Company	Biotech Restorations Holdings, LLC
Corporate Address	137 Cross Creek Road #137, Denver, NC 26037
Description of Business	Biotech Restorations Holdings, LLC (the "Company") is an environmental remediation company that utilizes proprietary technology to naturally remediate soil containing environmentally harmful materials (through the use of bacteria). When successful, its solutions permit the remediation of the soil on site, by bringing down pollutants to levels within acceptable regulatory levels, typically at a fraction of the cost of traditional soil excavation solutions.
Type of Security Offered	Common Membership Interests
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500

Perks

$2,500 — If you invest $2,500, you will receive a BR care package of a baseball hat, golf shirt and hoodie, sure to generate conversation about the work we are doing to "green" the world.

$25,000 — If you invest $25,000, you will receive the BR care package, an in person meeting with both the Founder and the CEO to talk about our solution and our exciting pipeline, AND a 15% discount for the remediation of any qualifying project brought to the Company.

$50,000 — If you invest $100,000, you will receive the BR care package, an in person meeting with both the Founder and the CEO to talk about our solution and our exciting pipeline, AND a 25% discount for the remediation of any qualifying project brought to the Company.

*All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Biotech Restorations Holdings, LLC (the "Company") is an environmental remediation company that utilizes proprietary technology to naturally remediate soil containing environmentally harmful materials (through the use of bacteria). When successful, its solutions permit the remediation of the soil on site, by bringing down pollutants to levels within acceptable regulatory levels, typically at a fraction of the cost of traditional soil excavation solutions. The Company is generally able to determine whether its solutions will be efficacious based upon examination of soil samples representative of the pollutants in the soil. The Company has technology that is successful in addressing pollution caused by polychlorinated biphenyls (PCB's) and flourinated pollutants, both of which have been particularly difficult to remediate. The Company's business plan contemplates generation of profit both on a fee for service basis as well as through possible purchase of contaminated sites at a deep discount to value on an as-remediated basis, and then selling the properties at a profit after successfully remediating the pollution. The Manager of the Company is Biotech Restorations Partners, LLC, a Delaware limited liability company that is controlled by Chris Young and David Fennema. It currently holds 3,750,000 of the 4,000,000 issued and outstanding Common Membership Interests of the Company, and as "Manager" has the authority to take virtually all actions on behalf of the Company with the exception of certain amendments to the Operating Agreement of the Company.

Sales, Supply Chain, & Customer Base

The Company anticipates that most of its business will be generated by way of referral from professional services firms such as engineering firms, looking to incorporate the Company's solutions as part of a remediation program for their clients. To a lesser extent the Company plans on generating business directly through contact with holders of large sites that contain contamination, such as ports, properties held by utilities and large industrial properties requiring remediation.

Competition

The Company experiences competition from traditional remediation firms that extract contaminated soils and transport them to authorized dump sites, and to a lesser extent by: (I) other firms using bioremediation solutions; or (ii) companies that try to remediate through in house solutions.

Liabilities and Litigation

The Company is not presently subject to any pending or threatened litigation.

The team

Officers and directors

David Fennema	CEO
Chris Young	President, Founder, Managing Member

David Fennema
Mr. Fennema is the CEO of Biotech Restorations holdings, LLC, and has been since its inception in February of 2017. He has spent the last thirteen years in the Environmental sector, including renewable energy, wastewater/solid waste treatment and environmental finance. This phase of his career began as a Managing Director in investment banking in renewable biofuels and renewable energy. He then served as Entrepreneur in Residence for a New York based private equity firm, managing their renewable energy portfolio. From 2008 - 2010, he served as Senior Executive Vice President, Global Environment for an industrial biotechnology company. In the latter position, the company treated wastewater and contaminated soils globally, using a biological and enzymatic product. Responsibilities included travel to partners and business development in 30+ countries. Mr. Fennema is also the Founder and Managing Partner of Fenn Capital Advisors, a general business consultancy that he founded in April of 2016. David holds a Masters in Business Administration from Kellogg School of Business, Northwestern University.

Chris Young
Chris is the President, Founder and Managing Member of Biotech Restorations Holdings, LLC and has been since its inception in February of 2017. He has worked in the field of industrial and agricultural chemicals and environmental remediation for 27 years. Beginning his career with Dow Chemical, Mr. Young has worked on environmental projects with the US EPA, the Department of Energy, the US Military and industrial and private clients around the world. In 2000 Mr. Young financed and co-developed a novel and proprietary biotechnology capable of eliminating persistent organic chemical pollutants, such as PCBs, dioxins, and pesticides in soil, groundwater and marine sediments. This technology sits at the core of the Biotech business model of “Green and Sustainable Environmental Remediation”. Mr. Young has designed and implemented effective, lower cost on-site soil, groundwater and sediment remediation systems for some of the country’s most toxic and polluted sites, reducing client’s cleanup costs and eliminating the client’s environmental liabilities. Mr. Young has worked in cooperation with local, state, and federal environmental regulatory agencies, multi-national construction and environmental consulting firms, and research universities on effective and innovative remediation projects. Chris is also the Founder, Managing Member and sole owner of Biotech Restorations, LLC, established in 2005, which licenses the technology to Biotech Restorations Holdings.

Number of Employees: 4

Related party transactions

The Company, Biotech Restorations Holdings, is the exclusive licensee of the technology, which is wholly owned by Biotech Restorations. Biotech Restorations is wholly owned by Chris Young, who is also the President of Biotech Restorations Holdings. In the event that there is any decision regarding the license, Chris Young is structured to specifically recuse himself from voting to ensure no potential conflicts whatsoever.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **OFFERING RISKS** An investment in the Interests offered is speculative and involves a high degree of risk. You should carefully consider the following risks, as well as the other information provided by the Company. These risks and uncertainties should be considered in evaluating forward-looking statements contained herein and you should not place undue reliance on these forward-looking statements, which apply only as of the date of these offering materials. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties may also adversely impair the Company's business operations. If any of the following risks actually occur, the Company's business, financial condition or results of operations would likely suffer significantly. In such case, the value of the Company's Interests could decline, and you may lose all or part of the money you paid to buy the Interests.
- **An investment in the Interests is speculative, and the Company cannot assure you of any return on any such investment.** Each purchaser of an Interest (each an "Investor") will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment. The Company may need to raise more capital in addition to that raised under this Offering which, if raised, will dilute your investment in the Company.
- **The Company may be subject to environmental liability claims that could adversely affect its financial condition and the results of operations.** The Company does not carry environmental liability insurance. There can be no assurance that future claims will not be asserted which may involve claims of environmental liability, or that, even if without merit, the cost to defend against such claims would not be significant, thus having a material, adverse effect on the Company's business, results of operations, prospects and financial condition.
- **The Company has certain indemnification obligations to its Manager and officers which may result in the incurrence of unanticipated expenses.** The Company intends to indemnify its officers, Manager and members (collectively,

the “Indemnitees”) to the fullest extent permissible under the law. Under most circumstances, the Indemnitees may not be held liable to the Company or its equity owners for errors in judgment or other acts or omissions in the conduct of the Company’s business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance. The Company may in the future elect to obtain directors’ and officers’ liability insurance, to be funded with a portion of the proceeds of this Offering, which insurance will be an additional expense of the Company.

- **Limited Operating History.** The Company has a limited history of operations. Although the Manager believes that the Company is economically viable, there can be no assurance that the Company will be profitable or successful. Success of the Company will be dependent upon entry into new contracts that will generate positive cash flow from operations. No such contracts are presently in place.
- **No Public Market; Restrictions on Transfer, Risks Associated with Public Registration.** There is no public or other market for the Interests. Consequently, Investors must bear the risk of holding the Interests for an indefinite period of time because it may not be possible to resell such securities. Investors should be fully aware of the long-term nature of their investment in the Company. Each Investor will be required to represent that he, she or it is purchasing the Interests for his, her or its own account for investment purposes and not with a view to resale or distribution. The Company anticipates seeking to raise additional capital through the placement of additional membership interests in the future, should it prove successful and need additional capital to grow its business.
- **Leverage.** The Company presently does not have a banking relationship, and likely will have difficulty in borrowing money until its operations become more successful. In the event that the Company borrows monies in the future, the lenders will typically secure their loans with the assets of the Company and should the Company default in any borrowing arrangement, it could stand a significant risk of loss of its entire business. While leverage could help fund growth of the Company, it always brings with it the risk of loss in the event of inability to meet the obligations tied to a loan arrangement.
- **Competition.** The environmental remediation industry is competitive and there are numerous entities that do and will compete with the Company. There can be no assurance that the Company will be able to compete successfully against these other entities, many of which have significantly greater financial resources, including the ability to spend more money on promotion and services development. If the Company is unable to compete effectively, Investors could lose their entire investment.
- **Inability or Failure to Operate Profitably.** The ability of a business to generate revenues depends upon many subjective factors relating to business and consumer acceptance of its products, services, and pricing. Other important factors include competition, the economy, and the availability of other products and services in the market. The profitable operation of an environmental services company includes the ability to retain personnel and to maintain the

confidentiality of its intellectual property.

- **Economic Conditions.** As with all new ventures, the Company's business may be highly sensitive to general economic conditions. Consequently, there can be no assurance that the Company will achieve the profitability necessary to pay investors a return on their investment.
- **Limited Working Capital.** In the event that the costs of operating the business materially exceed the Manager's estimates, the Company may be forced to raise additional funds. There can be no assurance that such additional funds will be available or, if available, will be available on favorable terms. In the event that the Company's costs exceed those forecasted in early months, the Company may deplete its cash reserves and working capital prior to establishing a steady cash flow or prior to achieving profitability, which may necessitate a request for additional funds. The lack of anticipated revenues being generated in a timely manner, or the unexpected increase in costs or the unexpected imposition of additional costs may limit or slow the Company's growth, may delay expansion of the Company's markets, may limit the hiring of personnel and administration of the Company's internal affairs, and may adversely affect the Company's ability to meet its financial obligations as they become due. Any of the foregoing circumstances could result in the need for additional capital, which may not be available on favorable terms, if at all, and which, if available will potentially dilute the Investor's investment.
- **Regulatory Matters; Licenses and Permits.** The success of the Company's business is dependent on the Company's ability to obtain all necessary federal, state and local licenses and permits to operate its business.
- **Agreements.** The Company intends to formalize and execute numerous contractual agreements with customers and suppliers necessary or desirable for commencement of its operations and profitability. At this time, no such agreements have been finalized or executed and there can be no assurance that the Company will be successful in finalizing and executing any such agreements upon favorable terms.
- **Dependence on Key Personnel.** All key decisions with respect to the Company's business will be made by Christopher Young and David Fennema on behalf of the Manager. No person should invest in the Company unless he, she or it is willing to entrust all aspects of the management of the business and affairs of the Company to such individuals. In addition, the success of the Company is largely, if not entirely, dependent on the continued services of the Manager. In the event of either of their untimely death or disability, there is no assurance that the Company will be able to find an adequate replacement. Other employees of the Company may also be key to the success of the Company. As of the present date the Company has not filled out its management team, and if it is unsuccessful in doing so, or does not hire the right personnel, this could adversely impact the Company.
- **No Management Rights.** Investors will have no right to take part in the management or control of the business of the Company.
- **Limited Liability of Manager.** The Manager will not be liable to Investors based upon errors in judgment, negligence or any other grounds so long as the

Manager acts in good faith and is not guilty of misconduct.

- **Conflicts of Interest.** While the principals of the Manager anticipate devoting full time, efforts and attention to the business for the foreseeable future, they may engage in other business activities, especially to the extent that the Company lacks the capital to adequately compensate them.
- **No Separate Representation of Company and Affiliates by Attorneys.** The Manager and the Company all engage the same law firm as counsel. The parties may have conflicting interests in their dealings with one another and the law firm thus has or may have a conflict of interest in representing the various parties in their dealings. In executing the Operating Agreement the Investors will be waiving the conflict to the fullest extent permitted by law and any applicable canon of ethics.
- **No Separate Representation of Investors by Attorneys.** The Investors have not been represented by independent counsel in the organization of the Company, in the preparation of the Operating Agreement, or in the preparation of the agreements between the Company and Manager. Each Investor acknowledges that counsel to the Company (the "Law Firm") has prepared this Agreement and related documents solely on the basis of information supplied to it by the Manager and the Company and solely as counsel to the Company. The Law Firm had made no independent investigation regarding the accuracy of the financial statements of the Company or statements made herein or in the Operating Agreement. The Law Firm does not represent the Investors and is neither endorsing the Company nor recommending that the Investor purchase any of the Securities. The Law Firm has not and will not be engaged to protect the interests of Investors and should never be viewed as representing any prospective Investor in the Company. Prospective Investors should consult with and rely upon their own counsel concerning investment in the Company including, without limitation, tax consequences to them and other issues relating to any investment in the Company. Each Investor by executing this Agreement recognizes that, with the Investor's knowledge and consent and waiver of any conflict of interest, the Law Firm represent and may continue to represent Affiliates of the Company. Each Investor recognizes that, with Investor's knowledge and consent and waiver of any conflict of interest, the Law Firm is representing the Company in connection with the preparation of this Agreement and any other documents related to this offering and not any Member and, in that regard, has advised Investor to obtain its, her or his own counsel for purposes of reviewing this Agreement and the other Offering documents. Each Investor expressly consents and agrees to the Law Firm's representation of the Company and any Affiliate, even though such representation may be adverse to the interest of the Investor or any other parties to this Agreement.
- **Tax Risks.** In determining whether to invest in Interests offered hereunder, each Investor should consider the possible tax consequences thereof which include, among others: (i) taxation of income earned by the Company and allocable to the Investor; and (ii) taxation to the Investor on sale of its, his or her Interests in the Company or disposition by the Company of all or substantially all of its assets.

- **Tax Changes.** There can be no assurance that the present federal income tax treatment of an investment in the Interests will not be affected adversely by future legislative, judicial, or administrative action. Investors should be aware that legislation having an adverse impact on the tax aspects of an investment in the Company could be enacted at any time, with or without retroactive effect.
- **Issues Associated with Patent Protection and Infringement.** There are no issued and outstanding patents protecting the Company's technology, however the Company is licensing the intellectual property of Biotech Restorations, LLC pursuant to the License Agreement. The Company relies on maintaining the confidentiality of its in-licensed trade secrets. In the event of a breach of the confidentiality of the Company's trade secrets, the Company could lose the competitive advantages due to the unique nature of its technology and know-how. Irrespective of the merits of a claim of infringement of the Company's technology on third parties' rights or the claim of invalidity of the patents, if any, issued to the Company in the future, the cost of a legal battle to protect Company's legal rights could be prohibitive and could severely impair its ability to operate successfully.
- **Offering Price of Interests is Arbitrary.** The offering price for the Interests and the valuation of the Company was determined arbitrarily by the Company based upon its assessment of its business and growth plans, and other factors deemed relevant by the Company. The offering price is not necessarily related to the asset value, net worth or any other established criteria of value of the Company.
- **Manager has Significant Discretion in Source and Use of Proceeds.** The Company's Manager will have broad discretion over the use of a significant portion of the net proceeds of this Offering and/or subsequent financings. The Company's Manager will determine, but without the need for Investor approval, how to allocate these proceeds.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Biotech Restorations Partners, LLC, 93.75% ownership, Common Membership Interests

Classes of securities

- Common Interests: 4,000,000

  4,000,000 Common Interests are outstanding and there is no limit of additional Common Interests that may be issued; the Company previously issued 250,000 Preferred Interests at $1.00 each, which were subsequently converted to Common Interests.

  Voting Rights *(of this security)*

  Each Common Membership Interest is entitled to one vote. Amendments to the

Operating Agreement of the Company require the consent of the Manager and the holders of a majority of the Common Membership Interests (regardless of class). Amendments to the operating agreement other than with respect to capital raises under Section 9.2 at a time in which Bugs Money, LLC is no longer a preferred member, require its consent. Operation of the Company is governed by the Manager (Biotech Restorations Partners, LLC).

Dividend Rights

Cash available for distribution by the Company is distributable among the Members pro rata based upon their respective Membership Interest holdings, regardless of class.

Rights to Receive Liquidation Distributions

Liquidation proceeds are applied toward the greater of the following amount in favor of the Preferred Members: (I) pro rata to the Members in accordance with their respective Membership Interest holdings; or (ii) first to the Preferred Members until they have received back their unreturned capital contributions; and next 100% to the Common Members.

Rights and Preferences

The Preferred Interests shall share pro rata based upon their respective Capital Contributions. At present there are no outstanding Preferred Interests. 250,000 Preferred Interests previously issued at $1.00 each, were subsequently converted to Common Interests; presently there are no Preferred Interests outstanding; the principal differences in favor of the Preferred Interests over the Common Interests are the following: (i) on liquidation the Preferred Interests are entitled to a liquidation preference equal to their unreturned Capital Contributions, to the extent this amount is in excess of what would be paid out if they shared pro rata with all Interests in the distribution proceeds; (ii) if an Offering of Interests is at a price below $1 per Interest, it would require the consent of the Preferred Holders; and (iii) Preferred Holders can transfer their Interests to Affiliates.

- Preferred Interests: 0

4,000,000 Common Interests are outstanding and there is no limit of additional Common Interests that may be issued; the Company previously issued 250,000 Preferred Interests at $1.00 each, which were subsequently converted to Common Interests.

Voting Rights *(of this security)*

Each Common Membership Interest is entitled to one vote. Amendments to the Operating Agreement of the Company require the consent of the Manager and the holders of a majority of the Common Membership Interests (regardless of class). Amendments to the operating agreement other than with respect to capital raises under Section 9.2 at a time in which Bugs Money, LLC is no longer a preferred member, require its consent. Operation of the Company is governed by the Manager (Biotech Restorations Partners, LLC).

Dividend Rights

Cash available for distribution by the Company is distributable among the Members pro rata based upon their respective Membership Interest holdings, regardless of class.

Rights to Receive Liquidation Distributions

Liquidation proceeds are applied toward the greater of the following amount in favor of the Preferred Members: (I) pro rata to the Members in accordance with their respective Membership Interest holdings; or (ii) first to the Preferred Members until they have received back their unreturned capital contributions; and next 100% to the Common Members.

Rights and Preferences

The Preferred Interests shall share pro rata based upon their respective Capital Contributions. At present there are no outstanding Preferred Interests. 250,000 Preferred Interests previously issued at $1.00 each, were subsequently converted to Common Interests; presently there are no Preferred Interests outstanding; the principal differences in favor of the Preferred Interests over the Common Interests are the following: (i) on liquidation the Preferred Interests are entitled to a liquidation preference equal to their unreturned Capital Contributions, to the extent this amount is in excess of what would be paid out if they shared pro rata with all Interests in the distribution proceeds; (ii) if an Offering of Interests is at a price below $1 per Interest, it would require the consent of the Preferred Holders; and (iii) Preferred Holders can transfer their Interests to Affiliates.

What it means to be a Minority Holder

As a minority holder of Common Membership Interests, you will have limited ability, if all, to influence our policies or any other corporate matter, including the appointment of a successor manager, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. Although the Common Membership Interests are entitled to vote, there are very limited items upon which the Members are entitled to vote.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional Membership Interests. In other words, when the Company issues more Membership Interests, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of Membership Interests outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising Membership Interest options (or being issued outright Membership Interests, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into Membership Interests.

If we decide to issue more Membership Interests, an Investor could experience value dilution, with each Membership Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends or distributions, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more membership interests in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-08-29.

Financial Condition

Results of Operation

The technology that the Company licenses has been in use for more than a decade. The Company that has been created for the purpose of scaling and widely deploying the use of this technology was recently established, in Feb 2017. Therefore, the Company does not yet have an operating history that could be used to predict economic outcomes in the future.

However, the Company does have tight control of expenses, and if the full $1,000,000 is raised, that would cover expenses for more than 15 months, even if we were unable to generate revenue during that period, which is unlikely.

The Company currently has a modest burn rate of approximately $55,000 per month. Those funds allow us to pay key salaries and insurance, and to run imperative bench scale trials for prospective clients. The funds also allow for important travel to potential clients and client sites. If capital is raised above $500,000, which we are hopeful for, that will allow us to add additional key business development and engineering personnel that will assist us in growing our pipeline more deeply and more rapidly.

Financial Milestones

Given the recent establishment of the commercial platform for the technology, the Company has not yet achieved significant financial milestones. The technology that the Company now exclusively licenses, was used as a commercial remediation of PCB's in California in 2016. This generated $600,000 of revenue and more than $1 million of savings to the client. That amount of revenue on a go forward basis, with this Company, would be expected to generate more than $300,000 of EBITDA.

The core strengths of the management of the Company is that we are strategic and opportunistic. The current public funding raising will permit us to leverage these strengths and achieve several important milestones for the Company's success.

Product Component Sourcing/Pricing Power

The projected public fund raising will allow the company to submit larger orders for product components that gives the Company significantly improved priority and pricing power for those components. The Company believes it can use this priority and pricing to allow the Company to achieve its aggressive sales goals during that same period of time.

Sales Growth

Sales milestones will be achieved by a unique approach to the market place. The Company will have a dual sales approach. Direct Sales will be achieved by allowing the company to use the public funds to hire trained and experienced sales staff who can meet directly with key customer targets in large industrial segments and public agencies both of which will provide targeted sales opportunities to use the technology developed by the Company. The Company expects to increase sales by doubling its volume each year for the first three years and then provide a steady but sustained growth of at least 30% per year thereafter. In combination with the direct sales approach, the company will utilize institutional advertising from a variety of traditional and nontraditional methods such as social media, innovative printed materials, and finally attendance at national conventions all of which will seek to establish the identity of the Company in the marketplace and support the direct sales approach. With the combination of both methods the company believes, it will achieve tis stated sales goals as provided to the investors.

Operating Leverage

The infusion of the public funding at this stage of the Company's development will allow management to add expenses as needed but with an eye towards increasing its operating leverage by having both a lower overhead for operations and a lower cost of funds by using public funding as opposed to debt. The impact will be significant on earnings and therefore increase availability of cash flow for operations. Management believes it can achieve the milestones as stated in the projections for operating earnings and cash flow available for operations for the next five years. The Sales growth targeted with a sustainable operating structure, especially overhead expects to see earnings increase at double digits for the next five years.

Financial Leverage

The company by use of public funding will see an enhanced balance sheet which will feature higher retained earnings and lower dependence on borrowed funds. This will permit sustainable income growth, which is pivotal to success in this market and will allow the Company a lower risk in achieving its important goal of increasing shareholder value. The yield for all five years, Management believes will be positive and at an increasing rate permitting it to provide increases to its sourcing capacity, selling capacity, and proper use it is positive operating leverage.

Market Share and Competition

The Company seeks to separate itself from its competition by utilizing the benefits of the initial public funding to reduce the cost of cash flow for the company by allowing it to generate positive earnings from cash flow more quickly and maintain that growth provided in the financial projections. This will allow it to take on larger industrial projects and larger public agency projects both of which are critical to the success of the company versus its competition, who to his point has relied on traditional forms of equity and debt solutions that reduce its long term effectiveness to sustain its business model.

The management of the Company believes its technology and innovative approach to market growth will separate itself from current and new forms of competition over the next five years and allow it to achieve its sales and earnings goals.

Liquidity and Capital Resources

The company is currently generating operating losses and may require an infusion of new capital to continue business operations. If the company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

However, the Company does have tight control of expenses, and if the full $1,000,000 is raised, that would cover expenses for more than 15 months, even if we were unable to generate revenue during that period, which is unlikely.

The Company currently has a modest burn rate of approximately $55,000 per month. Those funds allow us to pay key salaries and insurance, and to run imperative bench scale trials for prospective clients. The funds also allow for important travel to potential clients and client sites. If capital is raised above $500,000, which we are hopeful for, that will allow us to add additional key business development and engineering personnel that will assist us in growing our pipeline more deeply and more rapidly.

We expect to begin deploying capital immediately toward bench trials and business development once the funds are committed through this platform.

Based on our best estimate of the timing of the revenue from some of the potential opportunities in our pipeline, and from new opportunities that are expected to develop as a result of raising these funds, the Company is optimistic that it will need to further investment to get to cash flow positive.

Indebtedness

The Company currently has near term payables in the amount of $63428.59. Part of the uses of investment capital will be used to pay those short term liabilities. The debt is guaranteed by the principal member.

Recent offerings of securities

- 2017-02-28, Section 4(2), 250000 Preferred Interests (subsequently converted to Common Interests). Use of proceeds: Working capital, primarily salaries and expense reimbursements to fund operations and startup of the Company.

Valuation

$4,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the Common Membership Interests merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering		Offering

	Amount Sold		Amount Sold
Total Proceeds:	$10,000	**Total Proceeds:**	$1,000,000
Less: Offering Expenses	$1,000	**Less: Offering Expenses**	$10,000
StartEngine Fees (6% total fee)	$600	**StartEngine Fees (6% total fee)**	$60,000
Net Proceeds	$8,400	**Net Proceeds**	$930,000
Use of Net Proceeds:		**Use of Net Proceeds:**	
Key Potential Customer Lab Trials	$4,400	**R & D**	$32,000
Marketing	$1,000	**Marketing**	$38,000
General Expenses	$1,500	**Working Capital**	$600,000
Health Care Costs	$1,500	**Key Salaries/Health Costs**	$180,000
		Travel and Prospective Business Meetings	$80,000
Total Use of Net Proceeds	8,400	**Total Use of Net Proceeds**	$930,000

We are seeking to raise a minimum of $150,000 (initial target amount) and up to $1,000,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $1,000,000, we believe that amount will last us at least 15 months and plan to use the net proceeds of approximately $930,000 over the course of that time as follows: Critical business development expenses, including key personnel and travel, important bench scale trials to prove product efficacy for potential revenue generating clients, further R&D, marketing and the retirement of near term payables.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary(s) made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or Manager.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will provide Members with a copy of their Form K-1 setting forth their allocable share of profit and loss allocations and distributions and capital account balances on an annual basis, presently scheduled for distribution on or before April 15 following the end of each calendar year. In addition, the Company will file an annual report on Form C-AR no later than 120 days after the end of each calendar year for so long as such annual report is required. The Company will make annual reports available on the Company's website at https://www.biotechrestorations.com in the section labeled "Annual Report." The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Biotech Restorations Holdings, LLC

[See attached]

Financial Statement Review

Bio Tech Restorations

A Multi Member Limited Liability Company

Prepared by Gaouette and Associates SC

Gaouette and Associates, SC 8821 Greenmeadow Lane Greendale, Wisconsin 53129-1550

September 28, 2017

Biotech Restorations Holdings, LLC

Board of Directors

Miami Florida

To the Board of Directors,

The following formal review of the financial statements is prepared in accordance with Generally Accepted Accounting Principles and using the Accrual Method of Accounting. The statements were prepared by the Management of the LLC and reflect their internal controls and direct reporting. under the Standards of Generally Accepted Auditing Guidelines for Reviewed Statements. We provide tests of accuracy and reasonableness in both actual numbers on all statements presented, and estimates for such items as depreciation and amortization.

We did conduct standard tests for accuracy and reasonableness for the balance sheet and income statement as well as the statement of cash flows. These tests are to provide us with assurance that management reporting is reasonable as to reporting and source documentation for the statements of the Company. Our tests are not designed to cover all reporting and all documentation but rather enough to provide our opinion.

In the course of preparing this reviewed statement we did not find any significant errors or omissions in reporting from its source documents to their general ledger to its financial statements, therefore, no exceptions are noted on this opinion from our firm.

We are also required to provide tests of internal controls and reporting systems. We again used required tests to determine that the internal controls and reporting systems are reasonable and accurate as to overall results of the Company's financial reporting. Again, we did not find any exceptions to our tests that would warrant any noting of exceptions to normal internal controls and reporting.

The footnotes provided are based on standard methods of reporting using GAAP. The Company is responsible for the footnotes and the information contained therein. We did verify the footnotes as to accuracy with respect to contingencies, legal reporting and compliance, and statements of performance. In all aspects of our confirmation we found no material errors or omission.

We therefore can state that based on the tests performed for a reviewed set of financial statements and management footnotes we find no material errors or omissions that would require any exceptions and as such these statements and footnotes are fairly presented in all aspects of the report provided.

Terry A. Gaouette, CPA

Gaouette and Associates, SC

September 28, 2017

Gaouette and Associates SC

Biiotech Restorations Holdings, LLC
Balance Sheet
For the Period

	Amount
Current Assets	
Cash	$ 485
AR	$ -
Inventory	$ -
Prepaid Expenses	$ -
Prepaid Contract Fees	$ 6,746
	$ -
Total Current Assets	$ 7,231
Leasehold Improvements	$ -
Fixtures and Equipment	$ -
Net Leasehold Improvements	$ -
Protein Formulas and Formulation	$ 299,913
Total Assets	$ 307,144
Current Liabilities	
AP	$ 255
Accrued Expenses	$ 130
Accrued Taxes	$ -
Accrued Payroll	$ -
Deferred Income	$ -
Short Term Debt	$ 69,148
Total Current Liabilities	$ 69,534
Equity	
Member Contribution	$ 250,000
Net Earnings	$ (12,390)
Total Equity	$ 237,610
Total Liabilities and Equity	$ 307,144

Gaouette and Associates SC

Biotech Restorations Holdings, LLC
Income Statement
For the Period

			Amount
Gross Revenues from Remediation Activity		$	-
Less: Cost of Sales	Inventory	$	-
	Contract Services	$	321
	Interest	$	-
	Depreciation and Amortization	$	-
Gross Margin		$	(321)
Operating Expenses			
Payroll		$	-
Travel		$	-
Benefits and Taxes		$	-
General Operating Supplies		$	114
Advisory Services		$	1,910
Computer Services			
Accounting Services		$	1,035
Lease Expense			
Insurance		$	9,009
Total Operating Expenses		$	12,069
Operating Profit		$	(12,390)
Non Operating Income		$	-
Non Operating Expense		$	-
Income From Business Operations		$	(12,390)

Gaouette and Associates SC

Bio Tech Restorations Holdings, LLC
Statement of Cash Flows
For the Period Ending August 29, 2017

		Amount
Cash Flow From Operations		
Income	$	-12,390
Add or (Subtract)		
Depreciation		0
Amortization		0
Accounts Receivable		0
Inventory		0
Prepaid Accounts		-6746
Accounts Payable		256
Accrued Expenses		130
Total Additions (Subtractions) from Working Capital		-6360
Cash Flow From Operations	$	-18,750
Cash Flow From Investing Activities Activities		
Fixtures and Equipment		0
Security Deposits		0
Intellectual Property	$	-299913
Net Cash Flow from Investing Activities		-299913
Cash Flow from Financing Activities		
Short Term Debt		69148
Investor Member Contributions		250,000
Net Cash Flow from Financing Activities		319,148
Net Change in Cash Flow	$	485
Beginning Cash Flow Balance		0
Ending Cash Flow Balance	$	485

Footnotes for Financial Statements of Biotech Restorations Holdings ("BRH") LLC

For the period ending 12/31/2016

Footnote One

Description of Company – Bio Tech Restorations (known as "BRH") LLC is a multi member LLC with a single dominant shareholder who has more than 51% of the outstanding membership interest. It is a registered Florida Limited Liability Company under the rules of the State pf Florida.

The Company sources organic proteins using its own proprietary methods of delivery for commercial use and are then used to remediate brownfield contamination in the United States.

The company was formed in 2017.

Footnote Two

Accounting Policies

Accrual Method – The Company values all transactions using the Accrual Method for external reporting.

Inventory – The Company maintains its inventory on the historical cost basis.

Accounts Receivable – The Company records all unpaid but completed work under its agreements and contracts as accounts receivable. It ages them and evaluates their collectability monthly. The company currently does not have a reserve for uncollected accounts.

Intangible Assets – The Company has developed intellectual property that qualifies under GAAP for capitalization. As such, the work product, legal services, and all professional services costs incurred to develop the trade secrets for its organic proteins has been recorded into this account.

Intangible assets will be written off over a five year period of time

Fixed Assets – The Company will depreciate standard qualified GAAP fixed assets over a period of five years which is in conformity with GAAP guidelines under SFAS Number 2. Structural Improvements made in the lease space will be depreciated over the life of the initial term of the lease agreement.

Depreciation has been calculated as a half period or 6 months for the current financial statements.

Leases – The Company will conform to SFAS Number 6 when recording leases for space or the use of equipment for the business purpose.

Legal Permits – The Company is in conformity with all required permits to use its proteins on brownfield remediation.

Footnote Three

Debt

The Company has a short term line of credit for $70,000 to cover costs of the development of formulas for proteins used in the business process. The debt is guaranteed by the principal member.

Footnote Four

Equity

The Company is a Florida Multi Member LLC. With confirmations from the legal counsel of the Company, the Multi Member LLC is in Good Standing in Florida and has no tax liens against it as of the date of the financial statements.

The Company has been issued by the State of Florida 5,000,000 membership interest shares of which 4,000,000 membership interest shares are outstanding and in use.

The Majority Member and Investor provided $250,000 in funds for the Company during 2017. The Member provided funding for the following activities: General Operations of the Business and to support research and development of the organic proteins used for the business purpose.

Footnote Five

Pending Litigation

The Company has no lending litigation.

Footnote Six

Contingent Liabilities

The Company has no contingent liabilities

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Biotech Restorations is pending **StartEngine Approval.**


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Biotech Restorations

Biotech Restorations

Organic Bio-remediation

Small OPO · Denver, NC · Biotechnology
US Investors Only




Biotech
Restorations

2014 U.S. Toxic Release Inventory – 500,000+ impacted sites

What is the use of a house if you don't have a decent planet to put it on? – Henry David Thoreau

OUR STORY

Rethinking Remediation From the Ground Up

Chris Young, founder of Biotech Restorations was born with chemistry in his blood. A third generation chemist, he launched his career straight out of college and has worked in the industry in variety of roles ever since. Through the years, as industry put more and more emphasis on production and virtually zero on environmental health side-effects. Chris was consistently tasked with the challenge of cleaning up the dirty work associated with mass chemical production.

By 2001, Chris had had enough of solving problems associated with loose industry standards and decided to take matters into his own hands. Armed with years of experience, Chris had gleaned an understanding of where the damage was being done, how it was being covered up, and what needed to happen to begin to solve the bigger problem. The chlorination in insecticides, pesticides and other compounds were blocking the indigenous bacteria from secreting the enzymes that were needed to allow Mother Nature to de-chlorinate and breakdown these cancer-causing contaminants.

Knowing where to look, Chris and his team members were soon able to



Right now over 70 percent of the world population is convinced that something serious has to be done about the dangers facing the planet. ...Most of humanity wants to know how to make the change. It's one of those tipping-point times where things can change unbelievably fast... Paul H. Ray and Sherry Ruth Anderson, The Cultural Creatives

KEY RELATIONSHIP

ISOTEC REMEDIATION TECHNOLOGIES

generate lab level positive results in remediating chlorinated soil contaminants. The dedicated work continued and expanded to include remediation solutions for a broad range of the most hazardous commercial chemicals and contaminants being commercially sold and appearing in the soil at harmful levels.

After much trial and error, Chris was able to consistently and commercially demonstrate efficacy of our solution in the field. He knew then that he could put together specialty baskets of proteins that mimicked those being blocked by chlorination. And that these products and solutions were ready for commercialization.

When Chris and I met in 2013, I had nearly 10 years of environmental and biotech experience and had just completed a 3 year role as global head of environment for a biotech company where we were focused on cleaning up wastewater around the world. This unique perspective allowed me to quickly understand that Chris had developed something extremely special. And I also understood some of the challenges in commercializing disruptive technologies in the field of environmental management. Before formalizing a plan to join Chris and launch Biotech Restorations in its current form, I wanted to ensure that we had the answer to two key questions:

1) Could we technically, efficiently solve for these huge real world problems that were being handed down to next generations?

2) Could we also do this while saving clients significant money?

With the answer to those questions being an emphatic yes, in February we transformed Chris' decade long proving ground effort into the commercial enterprise you see here. The demand for our solution is massive and difficult to quantify due to its sheer size and scope.

In-Situ Oxidative Technologies, Inc. (ISOTEC) is a full-service environmental firm **dedicated to delivering the industry's leading technologies**, designs and operating techniques. Since 1995, ISOTEC has revolutionized **soil** and groundwater **remediation** through both proprietary and partner, in-situ chemical oxidation and reduction and bioremediation technologies that destroy and/or degrade a wide range of contaminants in soil and groundwater.

- We believe that ISOTEC is staffed by motivated and highly skilled professionals dedicated to resolving complex environmental issues. Each ISOTEC professional understands the unique balances and responses of subsurface matrices and is trained to anticipate and respond safely and effectively to all field activity.
- ISOTEC maintains a research and development laboratory with the capability to perform custom treatability studies. The laboratory is registered with the United States Environmental Protection Agency (USEPA) and maintains all necessary regulatory agency notifications needed in compliance with the Resource Conservation and Recovery Act (RCRA) for treatability testing laboratories.
- ISOTEC does not advocate any single technology or amendment line and can offer the optimal technologies/amendments to match site setting, contaminants and concentrations, objectives, and time lines.
- ISOTEC has shared that it **has experience implementing more than 1,000 field sale applications** and over 500 laboratory bench-scale studies.
- **ISOTEC and Biotech Restorations are in the process of rolling out BR's unique and proven solutions for remediating contaminants in soil**, as a key menu item for ISOTEC's suite of disruptive and cutting edge technology solutions. **This relationship is already responsible for the $20+ million NE Utility opportunities in the Pipeline Highlights below.**

From an environmental health perspective, the positive effects of remediating hazardous soil contaminants and reducing prolonged exposure to toxic chemicals, is expected to have far reaching implications that are beyond our current scope of measurement.

"It's a great feeling that our vocation also happens to eliminate toxic and cancer causing contaminants in soils that are in and around our everyday lives. Chris has spent several decades leading us to the point where our solution, versus moving the problem into someone else's backyard, is economically advantageous and impossible to ignore. And we're excited that 9 out of 10 millenials have mandated sustainable investing as part of their core principles."
-David Fennema, CEO

Investment

$1/share | When you invest you are betting the company's future value will exceed $5.0M.

Perks

$2,500 — If you invest $1,000, you will receive a BR care package of a baseball hat, golf shirt and hoodie, sure to generate conversation about the work we are doing to "green" the world.
$25,000 — If you invest $25,000, you will receive the BR care package, an in person meeting with both the Founder and the CEO to talk about our solution and our exciting pipeline, AND a 15% discount for the remediation of any qualifying project brought to the Company.
$50,000 — If you invest $100,000, you will receive the BR care package, an in person meeting with both the Founder and the CEO to talk about our solution and our exciting pipeline, AND a 25% discount for the remediation of any qualifying project brought to the Company.
*All perks occur after the offering is completed.

The Investment





People 'over-produce' pollution because they are not paying for the costs of dealing with it — Ha-Joon Chang, Cambridge, Industrial Economist

---

What We Have Accomplished So Far

Biotech Restorations is proud that we've demonstrated our solution's capability at a commercial level beyond all reasonable doubt. Recently Biotech's solution was used to reduce and eliminate PCB soil contamination at an 8-acre site in California's to below the state's stringent residential cleanup levels. That site was then awarded a "clean closure" letter by California EPA, and the site is now being developed for a new public middle school. **The decision to use Biotech's green remediation product saved the school more than 50%, or over $600,000 from the typical "dig & haul" alternative option where contaminated soil is hauled away and reburied at a permitted landfill.** Dig & haul produces a massive carbon footprint and spreads contaminated dust across the local residential neighborhoods . Through this and other successfully completed cleanups, Biotech is now on a clear pathway for nationwide regulatory approval to provide our green product solutions to clients and customers from California to New York and from Maine to Florida and every state in between.



Company Highlights

- Successfully proven efficacy in the field in treating:
    - Aldrin, chlordane, dieldrin, DDT (inc. DDD/DDE), endrin, heptachlor, hexachlorobenzene, mirex, toxaphene, PCBs, dioxins, furans
- Permitted for use by the States of California, Oregon, Arizona, Michigan, North & South Carolina, Georgia, Florida and Louisiana.
- State of California EPA CEQA preferred remedy
- Commercially remediated PCB's in less than 12 weeks for a California public schools development, saving the customer over $600,000
- Received deed restriction free clean closure letters from the State of California EPA for multiple properties
- Permitted for use by the Florida Department of Environmental Quality

---

Opportunities Pipeline Highlights

- Fully approved, imminent **$280,000 of revenue** for the remediation of a school site in Salinas, CA
- **$100,000** Proposal outstanding for the cleanup of VOC's in the Denver Colorado area
- Late stages of negotiation for a Tampa site, where we are co-developer and our solution is used to create close to **$1M of economic value**
- Being vetted for bench and field trials for a large development property in Chicago that potentially translates into **$5+M in revenue** for the company
- Bench and field trials in development for a regional NE utility that



potentially translates into more than **$20M in revenue** for the company

- Being vetted as a low impact green solution for the cleanup of PCB sediments in major waterways in Oregon, Michigan and Massachusetts. **Revenue potential >$100M**





Our Products


T300



The BioTech Restoration Product/Solution Approach

Biotech Restorations uses a methodical, scientific and analytical approach to first qualify and then plan for commercial success

- Client shares up to date property environmental data
- Data analyzed as part of the first "go/no go"
- If it's a "go", soil samples pulled and undergo specific and extensive independent lab testing to understand a comprehensive contaminant profile
- Data analyzed as part of the second "go/no go"
- If it's a go, Biotech creates a product formulation specifically tailored to address the "contaminants of concern" and designed to remediate with maximum efficiency to achieve customer and regulating body goals

This careful and methodical approach: a) reduces upfront qualified customer acquisition costs, b) dramatically increases our success rates in the field, c) aligns us fully with customer technical and economic goals

What Makes Our Products Different



Cost Effective


Containment
• $80+ Cubic Yard
• Continued financial and environmental liability
• Costs to monitor and maintain cap
• Decreased land value with deed restrictions
Excavate & Haul
• $120 to $1,200 Cubic Yard
• Cost of clean backfill
Organic
• <$80 Cubic Yard
• Financial / environmental liability eliminated
• Full deed unrestricted value



Innovative

Our solution restores enzyme production, allowing the natural indigenous bacteria to perform inherent functions impaired in the presence of chlorinated compounds



Eco Friendly

- Utilizes sustainable products and green practices
- Eliminates pollutant mass
- Effective for both small and large sites
- Leaves nutrient rich, suitable for unrestricted use or access

- Save property owners and developers significant cleanup expenses while eliminating environmental liabilities
- Innovative proprietary remediation biotechnology with proven EPA clean bill of health
- Recognition by the environmental regulatory community for setting a new standard for low impact, sustainable cleanup

Biotech Restorations sells a remediation technology solution as a service to land owners of all varieties.


NDA Execution
Client shares data
Client Go/No Go

Customer Acquisition Process

What contaminants does the Biotech Restorations solution remediate from a technical perspective?

- Petroleum hydrocarbons
- Gasoline, diesel, fuel oil, jet fuel/avgas, crude and refined oils
- Pesticides•DDT (DDD & DDE), toxaphene, chlordane, dieldrin, Agent Orange
- PCB's
- All of the aroclor series including 1260•Degreasers and Solvents•(TCE & PCE) mass reductions in soil to mitigate groundwater impacts•Dioxin•All isomers including TCDD and TCDF•Other Organic Chemical•If not specified,

The Environmental Market and Industry

Our Niche

Market Name:	Bio Based Solutions to Remediate Soil or Water US Only		
Competition Market	Chemical Based Solutions to Remediate Soil or Water US Only		
Size of Market	2015	$4.9B	
	2016	$7.3B	
Rate of Market Growth	2018	27.7%	
	2019	27.9%	
	2020	31.7%	
*University of Wisconsin Data Analytics			
Dr. Douglas Ihrke			
Terry Gaouette, DPA			
Maria Swanson, Grad Student			
Sources			
Census Panels	1981-2345	2015	2016
Commerce Panels	M354-MM1533	2015	None



Overall Industry

U.S. Environmental Industry Generates **$363 Billion in Revenues**

News Release -- San Diego, Calif. -- The U.S. environmental industry **grew 3.5% in 2015**, according to research and data compiled by Environmental Business International Inc. (EBI, San Diego, Calif.), publisher of Environmental Business Journal. The environmental industry's $363.3 billion in total revenues represented 2.83% of U.S. gross domestic product (GDP) in 2015. In 2016, EBI forecasts that the U.S. environmental industry will grow 3.7%, with annual average growth in 2017-2019 of 3-4%.

IBRD/IDA Operations Approved by Fiscal Year

$10.04 billion

FY2017



• Environment & Natural Resources Management

New and Supplemental Projects by Fiscal Year

96

FY2017



• Environment & Natural Resources Management

*Source

February 2000



The Company's R&D Effort Launches!

Chris is hired by Hercules Chemical to identify a method able to eliminate the banned and highly toxic insecticide Toxaphene in soil.

July 2005



Madrone
Morgan Hill

1st enviro biotechnology commercial success

Biotech's product eliminates residual insecticides in Morgan Hill CA. Owner saves > $1M vs. dig & haul disposal.

May 2006



CAUTION
PCBs

Breakthroughs in remediating additional contaminants

New product formulation successfully eliminates PCBs from 5-acre site allowing client to build high density housing.

February 2010



DIOXIN

Another treatment breakthrough

Biotech successfully eliminates dioxins in treated soil in the lab, demonstrating unparalleled efficacy on the widest spectrum of persistent organic chemical pollutants.

February 2017



Biotech formally launches the Company and raises seed funding

The Company raised $250,000 of seed funding from an environment industry insider.

October 2017

StartEngine capital raise

We seek to raise up to $1 million of growth capital through a Reg CF offering.

In the Press

GeoSolve, Inc. The Berkshire Eagle

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Meet the Founders



David Fennema

CEO

Mr. Fennema is the CEO of Biotech Restorations holdings, LLC, and has been since its inception in February of 2017. He has spent the last thirteen years in the Environmental sector, including renewable energy, wastewater/solid waste treatment and environmental finance. This phase of his career began as a Managing Director in investment banking in renewable biofuels and renewable energy. He then served as Entrepreneur in Residence for a New York based private equity firm, managing their renewable energy portfolio. From 2008 - 2010, he served as Senior Executive Vice President, Global Environment for an industrial biotechnology company. In the latter position, the company treated wastewater and contaminated soils globally, using a biological and enzymatic product. Responsibilities included travel to partners and business development in 30+ countries. Mr. Fennema is also the Founder and Managing Partner of Fenn Capital Advisors, a general business consultancy that he founded in April of 2016. David holds a Masters in Business Administration from Kellogg School of Business, Northwestern University.



Chris Young

President, Founder, Managing Member

Chris is the President, Founder and Managing Member of Biotech Restorations Holdings, LLC and has been since its inception in February of 2017. He has worked in the field of industrial and agricultural chemicals and environmental remediation for 27 years. Beginning his career with Dow Chemical, Mr. Young has worked on environmental projects with the US EPA, the Department of Energy, the US Military and industrial and private clients around the world. In 2000 Mr. Young financed and co-developed a novel and proprietary biotechnology capable of eliminating persistent organic chemical pollutants, such as PCBs, dioxins, and pesticides in soil, groundwater and marine sediments. This technology sits at the core of the Biotech business model of "Green and Sustainable Environmental Remediation". Mr. Young has designed and implemented effective, lower cost on-site soil, groundwater and sediment remediation systems for some of the country's most toxic and polluted sites, reducing client's cleanup costs and eliminating the client's environmental liabilities. Mr. Young has worked in cooperation with local, state, and federal environmental regulatory agencies, multi-national construction and environmental consulting firms, and research universities on effective and innovative remediation projects. Chris is also the Founder, Managing Member and sole owner of Biotech Restorations, LLC, established in 2005, which licenses the technology to Biotech Restorations Holdings.

Offering Summary

Maximum 1,000,000 Common Membership Interests ($1,000,000)

Minimum 10,000 Common Membership Interests ($10,000)

Company	Biotech Restorations Holdings, LLC
Corporate Address	137 Cross Creek Road #137, Denver, NC 26037
Description of Business	Biotech Restorations Holdings, LLC (the "Company") is an environmental remediation company that utilizes proprietary technology to naturally remediate soil containing environmentally harmful materials (through the use of bacteria). When successful, its solutions permit the remediation of the soil on site, by bringing down pollutants to levels within acceptable regulatory levels, typically at a fraction of the cost of traditional soil excavation solutions.
Type of Security Offered	Common Membership Interests
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500

Perks

$2,500 — If you invest $2,500, you will receive a BR care package of a baseball hat, golf shirt and hoodie, sure to generate conversation about the work we are doing to "green" the world.

$25,000 — If you invest $25,000, you will receive the BR care package, an in person meeting with both the Founder and the CEO to talk about our solution and our exciting pipeline, AND a 15% discount for the remediation of any qualifying project brought to the Company.

$50,000 — If you invest $100,000, you will receive the BR care package, an in person meeting with both the Founder and the CEO to talk about our solution and our exciting pipeline, AND a 25% discount for the remediation of any qualifying project brought to the Company.

*All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary(s) made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

4 Videos Transcripts are Provided in Sequence as Displayed on the Story Tab

Challenge

00:00:00.810 --> 00:00:05.350
what's our challenge what is what our
hurdles look like over the next 12 to 24

00:00:05.350 --> 00:00:10.960
months primarily we're we're dealing
with behavioral risk we're trying to

00:00:10.960 --> 00:00:16.480
take a disruptive technology and and
disruptive by nature just means that

00:00:16.480 --> 00:00:20.260
we're doing something different we're
shaking up an industry so the industry

00:00:20.260 --> 00:00:24.880
is used to excavating and hauling this
material into a landfill and sometimes

00:00:24.880 --> 00:00:28.420
it's right across the street from the
contaminated site itself but it's

00:00:28.420 --> 00:00:34.030
certainly not solving the problem so our
challenge is is that in being disruptive

00:00:34.030 --> 00:00:37.000
our challenge is to get the word out and
make sure that people understand that we

00:00:37.000 --> 00:00:41.110
have a solution that really doesn't ask
them to do anything that's that's very

00:00:41.110 --> 00:00:47.590
difficult we can remediates PCBs 12 weeks
as an example so we're not asking for

00:00:47.590 --> 00:00:51.610
significant behavioral change we're just
asking them to understand that this this

00:00:51.610 --> 00:00:54.879
potential option exists and that we can
save them money and we can actually

00:00:54.879 --> 00:00:59.289
solve these really difficult problems so
we're excited about it and the challenge

00:00:59.289 --> 00:01:04.050
that lies ahead and you feel terrific
about those prospects

BR Started

00:00:00.439 --> 00:00:08.280
biotech was started with the sole intent
of creating methods and products and

00:00:08.280 --> 00:00:13.410
processes that can be used to clean up
the most persistent and toxic chemical

00:00:13.410 --> 00:00:19.109
pollutants known to man and we've done
exactly that it's time for us to grow we

00:00:19.109 --> 00:00:23.449
have good management in place we have
products that have been fully vetted

00:00:23.449 --> 00:00:29.269
tested and approved in the field under
real-world conditions we have great

00:00:29.269 --> 00:00:33.420
trusted partners out there in the
industry who believe in what we're doing

00:00:33.420 --> 00:00:37.980
and want to see us grow we have a great
reputation with a regulatory community

00:00:37.980 --> 00:00:44.610
and we are poised and ready to grow we
need your help to do that and I hope you

00:00:44.610 --> 00:00:50.149
will consider seriously an investment in
biotech and I invite you to reach out to

00:00:50.149 --> 00:00:57.239
me or to Dave my CEO to ask us any
questions and to task us with proving to

00:00:57.239 --> 00:01:01.410
you why an investment in biotech
restorations is a great investment I

00:01:01.410 --> 00:01:05.220
appreciate your consideration and I look
forward to talking to you thanks very

00:01:05.220 --> 00:01:07.549
much

Contaminated Sites

00:00:00.089 --> 00:00:06.720
if you looked at our map on the website
and you saw the number of contaminated

00:00:06.720 --> 00:00:10.849
sites spread out across the United
States I think you would be shocked

00:00:10.849 --> 00:00:15.780
there are literally hundreds of
thousands of sites just like just like

00:00:15.780 --> 00:00:21.510
the ones we looked at earlier that are
small sites there are abandoned sites

00:00:21.510 --> 00:00:25.650
there are contaminated sites and their
sites that are contributing

00:00:25.650 --> 00:00:31.500
contamination to our air to our soil and
our groundwater every day they're not

00:00:31.500 --> 00:00:35.760
the big huge abandoned chemical plant
that gets all the headlines that

00:00:35.760 --> 00:00:40.160
everybody knows about
they're the sites that are small they're

00:00:40.160 --> 00:00:46.260
hidden they're out of the way they're
there the sites we pass by every day and

00:00:46.260 --> 00:00:51.059
wonder why is that site empty why is
that site not have a business on it

00:00:51.059 --> 00:00:55.260
that's doing something productive the
reason is that is probably contaminated

00:00:55.260 --> 00:00:59.670
that means that all those sites you
drive by on a daily basis are sites that

00:00:59.670 --> 00:01:03.859
you ought to be concerned about because
we are

Value

00:00:00.319 --> 00:00:04.859

when I'm met Chris Young about three or
four years ago I just come off a

00:00:04.859 --> 00:00:08.670
three-year term as global had an
environment for an industrial biotech

00:00:08.670 --> 00:00:12.200
company and I understood space really
well

00:00:12.200 --> 00:00:18.720
the bioremediation space had largely
come up short and trying to dechlorinate

00:00:18.720 --> 00:00:22.740
and eliminate these cancer-causing
contaminants insecticides and pesticides

00:00:22.740 --> 00:00:27.900
in soil and Chris had figured it out and
this was really meaningful so I knew I

00:00:27.900 --> 00:00:32.579
wanted to get involved with Chris right
away and what was my role mine was on

00:00:32.579 --> 00:00:35.969
the business side and I needed to make
sure that we asked ourselves two

00:00:35.969 --> 00:00:40.920
questions one did we solve a really
important problem that needed solving

00:00:40.920 --> 00:00:45.329
you know in the space and we knew we did
that I knew Chris had accomplished that

00:00:45.329 --> 00:00:50.280
and not only had he done it but he had
demonstrated commercially that we could

00:00:50.280 --> 00:00:53.309
do it and we can do it over and over
consistently so I knew that the

00:00:53.309 --> 00:00:56.699
technology was really important it was
really sound and that was important for

00:00:56.699 --> 00:01:00.870
me but the second piece was also
important I didn't want to try to take

00:01:00.870 --> 00:01:05.519
that solution for a complex problem and
try to sell people in the notion that

00:01:05.519 --> 00:01:09.869
they should pay extra for that because
because what we had was so special it's

00:01:09.869 --> 00:01:13.200
always a tough sell when you have people
who are used to just excavating and

00:01:13.200 --> 00:01:17.670
hauling away contaminated material I
wanted them to also save money while

00:01:17.670 --> 00:01:22.350
doing that and when I dug into this I
figured out that on average we were

00:01:22.350 --> 00:01:27.780
saving the the property owners roughly
50 percent versus excavating the hall

00:01:27.780 --> 00:01:33.420
and using that solution so it was a huge
meaningful economic impact as well as

00:01:33.420 --> 00:01:37.320
environmental so I knew that and
answering those two questions and in the

00:01:37.320 --> 00:01:43.110
right way was really important and now
the challenge is to get the word out to

00:01:43.110 --> 00:01:46.829

really spread words it's our
responsibility now to make sure that as

00:01:46.829 --> 00:01:52.290
many property owners and developers and
engineering consultants around the world

00:01:52.290 --> 00:01:56.310
and certainly in the US understand that
what we have a special there is an

00:01:56.310 --> 00:02:01.230
option that can replace
excavation and hall solution which really doesn't

00:02:01.230 --> 00:02:05.930
solve anything it just moves into
someone else's backyard

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

Operating Agreement and Subscription Agreement

OPERATING AGREEMENT

OF

BIOTECH RESTORATIONS HOLDINGS, LLC

TABLE OF CONTENTS

EXHIBITS

OPERATING AGREEMENT
OF
BIOTECH RESTORATIONS HOLDINGS, LLC
(a Florida Limited Liability Company)

THIS OPERATING AGREEMENT of BIOTECH RESTORATIONS HOLDINGS, LLC, a Florida limited liability company (the "**Company**"), is entered into pursuant to the Florida Revised Limited Liability Company Act, Chapter 605, Florida Statutes, and is entered into and shall be effective as of the 9th day of February, 2017 ("Effective Date") by and among Biotech Restorations Partners, LLC, as Manager, and those other persons who from time to time become parties to or are otherwise bound by this Agreement as provided herein.

RECITALS:

A. The Company was formed to carry on any lawful business purpose or activity which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets.

B. The Articles were filed with the Department of State on February 5, 2017.

C. Each of the Persons executing this Agreement as a Member believes it is in the mutual best interests of the parties to organize as a limited liability company under the laws of the State.

D. The parties hereto agree that the terms of this Agreement shall govern, regulate and manage the affairs of the Company except to the extent expressly prohibited or ineffective under the laws of the State or the Articles.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Unless otherwise specified in this Agreement, the following terms shall have the following meanings for purposes of this Agreement:

"**Act**" shall mean the Florida Revised Limited Liability Company Act, Chapter 605, Florida Statutes, as amended from time to time, or any successor laws.

"**Additional Capital Contribution**" shall mean a Capital Contribution other than a Capital Contribution described in Section 9.1.

"**Additional Member**" shall mean a Person other than an Initial Member or a Substitute Member who has acquired a Membership Interest from the Company and been admitted to all of the rights of membership pursuant to this Agreement.

"**Adjusted Capital Account Deficit**" shall mean, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant Taxable Year, after giving effect to the following adjustments:

(a) credit to the Capital Account any amounts which the Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) debit to the Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Sections 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Affiliate**" shall mean, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with that Person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") shall mean the ownership or control of more than fifty percent (50%) of the voting power of all outstanding voting rights of an entity or the power otherwise to direct or cause the direction of the management and policies of the entity, whether through the ownership of voting stock or similar rights.

"**Agreement**" shall mean this Operating Agreement including all amendments to this Operating Agreement which are adopted in accordance with the Operating Agreement and the Act

"**Articles**" shall mean the articles of organization of the Company as properly adopted, amended and restated from time to time in the office of the Department of State.

"**Assignee**" shall mean a transferee of a Membership Interest who has not been admitted as a Substitute Member or as an Additional Member; an Assignee who has not become a Substitute Member or an Additional Member in the manner provided in this Agreement shall have no rights in respect of the Company except the right to receive Distributions, Profits and Losses to which the transferor would have been entitled, and any other rights specifically accorded an Assignee by the terms of this Agreement.

"**Business**" of the Company shall mean any of the business of environmental remediation services, brownfield development and such other lines of business as the Company shall engage in from time to time.

"**Business Day**" shall mean any day other than Saturday, Sunday or any legal holiday observed in the State.

"**Capital Account**" shall mean, with respect to any Member, the Capital Account established and maintained for the Member in accordance with Section 9.4.

"**Capital Contribution**" shall mean, with respect to any Member, the amount of money and the initial Gross Asset Value of any Property (other than money) contributed to the Company (net of any liabilities to which the Property is subject and liabilities assumed by the Company in connection with the contribution) by the Member (or a predecessor-in-interest) in respect of the Membership Interests owned by the Member.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"**Common Interest**" shall mean a Membership Interest that is designated as a Common Interest, and having such rights, preferences, privileges and obligations as specified in this Agreement and as reflected on Exhibit A.

"**Common Member**" shall mean an owner of a Common Interest who is admitted as a Member.

"**Common Percentage Interest**" shall mean shall mean, with respect to each Common Member, a fraction, expressed as a percentage, the numerator of which is the number of Common Interests owned by the Common Member, and the denominator of which is the total number of outstanding Common Interests

"**Company**" shall mean Biotech Restorations Holdings LLC, a limited liability company formed under the laws of the State, and any successor Organization.

"**Company Minimum Gain**" shall mean partnership minimum gain as defined in Treasury Regulations Sections 1.704-2(d) and 1.704-2(b)(2) and shall be applied herein to each Member so as to treat the Member as a partner for federal income tax purposes.

"**Company Property**" shall mean any Property owned by the Company

"**Department of State**" shall mean the Department of State of the State of Florida.

"**Depreciation**" shall mean, for each Taxable Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for the year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of a year or other period, Depreciation shall be an amount which bears the same ratio to the beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for the year or other period bears to the beginning adjusted tax basis; provided, however, that if the adjusted tax basis for federal income tax purposes of an asset at the beginning of the applicable year or period is zero, Depreciation shall be determined with reference to the beginning Gross Asset Value using any reasonable method selected by the Manager.

"**Distributable Proceeds**" shall mean the positive amount, if any, of (a) all cash and other Property received by the Company (excluding Property intended to be retained by the Company) less (b) the sum of (i) all expenses paid by the Company (but exclusive of any non-cash expenses, such as depreciation), (ii) amortization or other repayment of principal of indebtedness, (iii) capital expenditures and (iv) any reserves (whether for working capital, capital expenditures or satisfaction of liabilities) and increased by (c) the sum of (i) the amount of any such reserves that Members determine is no longer properly maintained as a reserve and (ii) any other Company Property determined by the Members to be available for Distribution to the Members.

"**Distribution**" shall mean a Transfer of Property to a Member on account of a Membership Interest as described in Article X and Article XV.

"**Family Member**" shall mean (a) with respect to an individual, (i) the individual's spouse, parent, child, grandchild, sibling, niece or nephew (whether natural, adopted or in the process of adoption) or (ii) a trust of which beneficial interests are owned by one or more of the foregoing individuals and (b) with respect to a trust, the owners of the beneficial interests of the trust.

"**Gross Asset Value**" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of the asset, as determined by the contributing Member and the Company;

(b) the Gross Asset Value of all the Company's assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an interest in the Company (other than the initial Membership Interests issued pursuant to Section 9.1) by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the Distribution by the Company to a Member of more than a de minimis amount of Property as consideration for an interest in the Company; (iii) the issuance of an interest (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company; and (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (i), (ii) and (iii) above shall be made only if the Manager reasonably shall determine that the adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value, taking Code Section 7701(g) into account, of the asset on the date of Distribution; and

(d) the Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of the assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that the adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and Section 10.5(g); provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph (d) to the extent the Manager shall determine that an adjustment pursuant to paragraph (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraph (a), (b) or (d) immediately above, then the Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to the asset for purposes of computing Profits and Losses.

"**Initial Members**" shall mean the Members listed on Exhibit A and admitted as Members in accordance with Exhibit A and Section 9.1, who have been admitted to all of the rights of membership pursuant to this Agreement as of the date of this Agreement and who have executed this Agreement.

"**Involuntary Withdrawal**" shall mean, with respect to any Member, the occurrence of any of the following events:

(a) an attempted Transfer of all or a portion of the Member's Membership Interests not in compliance with the provisions of Article XII.

(b) the Member makes an assignment for the benefit of creditors;

(c) the Member files a voluntary petition of bankruptcy;

(d) the Member is adjudged bankrupt or insolvent or there is entered against the Member an order for relief in any bankruptcy or insolvency proceeding;

(e) the Member files a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation;

(f) the Member seeks, consents to, or acquiesces in the appointment of a trustee or a receiver or liquidation of, the Member or all or any substantial part of the Member's properties;

(g) the Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding described in subsections (b) through (f) above;

(h) any proceeding initiated against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, continues for ninety (90) days after the commencement thereof, or a trustee, receiver, or liquidator is appointed for the Member or all or any substantial part of the Member's properties without the Member's agreement or acquiescence, which appointment is not vacated or stayed for ninety (90) days or, if the appointment is stayed, for ninety (90) days after the expiration of the stay during which period the appointment is not vacated;

(i) the Member becomes subject to any order of any court compelling Transfer of legal or beneficial ownership of any Membership Interest;

(j) if the Member is a natural person, the Member's death or the adjudication by a court of competent jurisdiction that the Member is incompetent to manage the Member's person or Property;

(k) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(l) if the Member is a partnership, limited liability company or other Organization, the dissolution and commencement of winding up of the partnership, limited liability company or other Organization;

(m) if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the Company;

(n) if the Member is a corporation, the dissolution of the corporation; or

(o) any other "wrongful dissociation" by a Member under the Act.

"**License Agreement**" shall have the meaning set forth in Section 7.9.

"**Manager**" shall mean a Person selected to manage the affairs of the Company under Article VII.

"**Manager Dissociation**" shall have the meaning set forth in Section 7.3(a).

"**Member**" shall mean an owner of a Membership Interest, admitted to all of the rights of membership pursuant to this Agreement who has not withdrawn as a Member, as set forth on Exhibit A (as amended from time to time), including an Initial Member, Substitute Member or Additional Member.

"**Member Consent**" shall mean with respect to any vote on any action or proposal requiring the approval of the Members, if at a meeting of Members at which a quorum is present in accordance with Section 6.2, the affirmative vote of: (i) Bugs Money, LLC, provided that Bugs Money, LLC holds Preferred Interests (other than those issuable under Section 9.2 or 9.3 hereof); and (ii) Common Members holding a majority of the Common Interests then issued and outstanding; provided however that in lieu of a meeting of Members above, if approval is required: (a) of Preferred Members, the approval shall be deemed given if given in writing and signed by Preferred Members holding a majority of the Preferred Interests then issued and outstanding; and (b) of Common Members, the approval shall be deemed given if given in writing and signed by Common Members holding a majority of the Common Interests then issued and outstanding; provided further that if no Preferred Interests are issued and outstanding, then Member Consent shall not require the approval of the Preferred Members.

"**Member Minimum Gain**" shall mean an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability determined as "partner nonrecourse debt minimum gain", in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Debt**" shall mean partner nonrecourse debt as defined in accordance with Treasury Regulations Section 1.704-2(b)(4).

"**Member Nonrecourse Deductions**" shall mean partner nonrecourse deductions as defined in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"**Membership Interest**" shall mean the equity interest in the Company entitling its owner to the benefits as provided in this Agreement and the Act, and subjecting its owner to the obligations as provided in this Agreement and the Act, and which shall be a "limited liability company interest" within the meaning of the Act.

"**New Investments**" shall have the meaning set forth in Section 9.2.

"**New Partnership Audit Provisions**" shall mean Subchapter C of Chapter 63 of the Code, as modified by Section 1101 of the Bipartisan Budget Act of 2015, Pub. L. No. 114-74, and any successor statutes thereto or Treasury Regulations promulgated thereunder.

"**Notice**" shall mean a written notification.

"**OFAC**" shall have the meaning set forth in Section 6.7(f).

"**Organization**" shall mean a Person other than a natural person, including, without limitation, corporations (both non-profit and other corporations), partnerships (both limited and general), joint ventures, limited liability companies, trusts and unincorporated associations

"**Partially Adjusted Capital Account**" shall mean, with respect to any Member for any Taxable Year, the Capital Account balance of the Member at the beginning of the Taxable Year, adjusted for all contributions and Distributions during the Taxable Year and all special allocations pursuant to Section 10.5 and Section 10.6 with respect to the Taxable Year but before giving effect to any allocations of Profit or Loss pursuant to Section 10.3 or Section 10.4.

"**Payback**" shall mean the point in time that each Preferred Member (together with any prior holder of the Preferred Member's Preferred Interest) has received aggregate distributions from the Company in an amount of not less than such Preferred Member's (together with any prior holder of the Preferred Member's Preferred Interest) aggregate Capital Contributions for Preferred Interests plus the Return Amount, if any.

"**Percentage Interest**" shall mean, with respect to each Member, a fraction, expressed as a percentage, the numerator of which is the number of Membership Interests owned by the Member, and the denominator of which is the total number of outstanding Membership Interests.

"**Person**" shall mean any natural person or Organization permitted to be a member of a limited liability company under the laws of the State.

"**Preferred Interest**" shall mean a Membership Interest that is designated as a Preferred Interest, and having such rights, preferences, privileges and obligations as specified in this Agreement and as reflected on Exhibit A.

"**Preferred Member**" shall mean an owner of a Preferred Interest who is admitted as a Member and continues to hold his, her or its Membership Interest as a Preferred Member; in the event of conversion of a Preferred Member's Membership Interests to Common Interests in accordance with the operation of Exhibit A hereto, then effective as of the date of such conversion, the holder of such Membership Interests shall be a Common Member and shall not be a Preferred Member.

"**Prime Rate**" shall mean the "prime rate" as most recently published in The Wall Street Journal (Eastern Edition) under its "Money Rates" column and specified as "[t]he base rate on corporate loans at large U.S. commercial banks," or, if no longer published as such, the rate of interest announced from time to time by Bank of America, N.A. (or its successor), as its prime rate, base rate or reference rate, or if The Wall Street Journal (Eastern Edition) publishes more than one "Prime Rate" under its "Money Rates" column, the average of such rates.

"**Principal Office**" shall mean the principal office as described in Section 2.6.

"**Proceeding**" shall mean any judicial or administrative trial, hearing or other activity, civil, criminal or investigative, the result of which may be that a court, arbitrator, or governmental agency may enter a judgment, order, decree, or other determination which, if not appealed and reversed, would be binding upon the Company, a Member or other Person subject to the jurisdiction of the court, arbitrator, or governmental agency.

"**Profits**" and "**Losses**" shall mean, for each Taxable Year or other period, an amount equal to the Company's taxable income or loss for the year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to taxable income or loss;

(b) any expenditure of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from taxable income or loss;

(c) in the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (b) or (c) of the definition of Gross Asset Value, the amount of the adjustment shall be taken into account as gain or loss from the disposition of the asset for purposes of computing Profits or Losses;

(d) gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of the Property differs from its Gross Asset Value;

(e) Depreciation for the Taxable Year or other period shall be computed in accordance with the definition of Depreciation provided in this Agreement in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b), is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of a Member's Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits or Losses.

"**Property**" shall mean any property, real or personal, tangible or intangible, including money and any legal or equitable interest in property, but excluding services and promises to perform services in the future.

"**Regulatory Allocations**" shall have the meaning set forth in Section 10.6.

"**Requested Amount**" shall have the meaning set forth in Section 9.2.

"**Return Amount**" shall mean: (i) zero, with respect to Year one and Year two; (ii) with respect to Year three, for each Preferred Member, an amount equal to seventeen percent (17%) of the aggregate Capital Contributions funded with respect to the Preferred Member Interest held by such Preferred Member; and (iv) with respect to Year four or any subsequent Year, an amount as to each Preferred Member equal to the amount computed per subparagraph (iii) immediately above, compounded annually at seventeen percent (17%) per annum from the end of Year three through the date of computation in the Year in question.

"**State**" shall mean the State of Florida.

"**Substitute Member**" shall mean an Assignee who has been admitted to all of the rights of membership pursuant to this Agreement.

"**Target Account**" shall mean, with respect to any Member for any Taxable Year, the excess of (a) an amount equal to the hypothetical Distribution the Member would receive if all assets of the Company, including cash, are sold for cash equal to their Gross Asset Values (taking into account any adjustments to Gross Asset Values for the Taxable Year), all liabilities allocable to the assets are then due and are satisfied according to their terms (limited, with respect to each nonrecourse liability, to the Gross Asset Values of the assets securing such liability) and all remaining proceeds from the sale are distributed pursuant to Section 15.3(b), reduced by (b) the sum of (i) the amount of Company Minimum Gain and Member Minimum Gain that would be charged back to the Member as determined pursuant to Treasury Regulations Section 1.704-2 in connection with the sale and (ii) the amount, if any, that the Member is obligated (or deemed obligated) to contribute, in the Member's capacity as a Member, to the Company, computed immediately prior to the hypothetical sale of assets.

"**Tax Matters Partner**" shall have the meaning set forth in Section 11.3.

"**Taxable Year**" shall mean the taxable year of the Company as determined pursuant to Code Section 706; the Taxable Year of the Company begins January 1 and ends December 31 (or portion thereof, if applicable).

"**Taxing Jurisdiction**" shall mean any federal, state, local, or foreign government or body authorized to impose or collect tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.

"**Transfer**" shall mean, when used as a noun, any sale, hypothecation, pledge, assignment, attachment or other transfer, whether direct or indirect, voluntary or by operation of law, and, when used as a verb, shall mean, to sell, hypothecate, pledge, assign or otherwise transfer, whether direct or indirect, voluntary or by operation of law.

"**Treasury Regulations**" shall mean except where the context indicates otherwise, the permanent, temporary, proposed, or proposed and temporary regulations of the Department of the Treasury under the Code as these regulations may be lawfully changed from time to time.

"**Voluntary Withdrawal**" shall mean a Member's withdrawal or resignation from the Company by means other than in connection with a Transfer of all of the Member's Membership Interests or an Involuntary Withdrawal; a "rightful dissociation" under the Act shall be a Voluntary Withdrawal.

"**Willful Misconduct**" shall mean any of the following acts or omissions:

(a) any act or omission that constitutes gross negligence which results in material loss or injury to the Property or operations of the Company

(b) any act or willful omission that constitutes fraud or a knowing violation of law which results in material loss or injury to the Property or operations of the Company;

(c) theft or embezzlement of money or other Property of the Company; or

(d) conviction of a felony, the commission of which results in loss or injury to the Property or operations of the Company.

"**Year**" shall mean any one-year period ending on an anniversary of the Effective Date of this Agreement, with the first "Year" being the one year period ended on the first anniversary of the Effective Date of this Agreement, the second "Year" being the one year period ended on the second anniversary of the Effective Date of this Agreement and each subsequent "Year" being the one year period ended on each subsequent anniversary of the Effective Date of this Agreement.

ARTICLE II

FORMATION

2.1 Organization. The Articles have been filed with the Department of State, organizing the Company as a limited liability company pursuant to the Act.

2.2 Agreement. For and in consideration of the mutual covenants contained in this Agreement, the parties hereto hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended according to its terms.

2.3 Name. The name of the Company is "Biotech Restorations Holdings, LLC" and all business of the Company shall be conducted under that name or under any other name adopted as an assumed name, but in any case, only to the extent permitted by applicable law.

2.4 Term. The term of this Agreement shall be perpetual, provided that the Company may be dissolved and its affairs wound up in accordance with the Act and the Articles except as may otherwise be provided in this Agreement.

2.5 Registered Agent and Office. The registered agent for the service of process and the registered office shall be that Person and location reflected in the Articles as filed with the Department of State. The Members may, from time to time, change the registered agent or office through appropriate filings in the office of the Department of State. In the event the registered agent ceases to act for any reason or the registered office shall change, the Members promptly shall designate a replacement registered agent or file a notice of change of address as the case may be.

2.6 Principal Office. The Principal Office of the Company shall be located at 137 Cross Creek Center Road #137, Denver, NC 26037, or at such other location as the Members shall determine. The Members may change the location of the Principal Office and may establish other offices. The Principal Office shall be located in the United States but need not be in the State.

2.7 Foreign Qualification. The Company shall qualify to do business in another jurisdiction before conducting business in that jurisdiction. The Company may qualify to do business in any state or states which recognize limited liability companies.

2.8 No Partnership or Joint Venture. The Members intend that the Company not be a partnership, a limited partnership, or a joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal or state income tax purposes, and this Agreement shall not be construed to suggest otherwise.

ARTICLE III

ACCOUNTING AND RECORDS

3.1 Records to be Maintained. The Company shall maintain the following records at the Registered Office or such other location as the Members agree upon:

(a) a current list of each Member's full name, last known mailing address, telephone number, and email address;

(b) a description and statement of the agreed value of the other Property or services each Member has contributed or has agreed to contribute in the future (which information also is reflected on Exhibit A, the terms of which are incorporated herein by reference and made a part hereof as if fully rewritten), and the date on which each became a Member;

(c) a copy of this Agreement and the Articles together with executed copies of any powers of attorney pursuant to which any amendments to this Agreement have been executed or any amendments to the Articles have been executed and filed in the office of the Department of State;

(d) copies of the Company's federal, foreign, state and local income tax returns and reports, if any, for at least the three (3) most recently completed years;

(e) any financial statements of the Company for at least the three (3) most recently completed years;

(f) originals or copies of all minutes, actions by written consent, consents to action, waivers of notice to Members, and Member votes, actions and consents; and

(g) any other information that the Company is required to maintain by law.

3.2 Monthly Budget and Accounting. The Company shall prepare and submit to each Member an annualized budget showing income and expenditures, a balance sheet and an income statement on a monthly basis. The monthly budget may be changed as necessary by Member Consent.

3.3 Annual Budget and Accounting. The Company shall prepare and submit to each Member an annual budget, balance sheet and income statement for each fiscal year. The balance sheet and income statement shall be prepared within sixty (60) days of the end of each fiscal year and shall conform with the income-tax basis of accounting. The Company may engage a qualified party to prepare and submit the balance sheet and income statement.

3.4 Information and Accounting to Members. Subject to Section 3.5, upon reasonable demand for any purpose reasonably related to the Member's interest as a Member or the Company, a Member shall have the right, upon giving the Company seven (7) days prior Notice, to the following:

(a) to inspect and copy the Company records required to be kept by Section 3.1; and

(b) to obtain from the Manager from time to time:

(i) true and full information regarding the state of the business and financial condition of the Company;

(ii) true and full information regarding the amount of cash and a description and statement of the agreed value of any other Property or services contributed by each Member and which each Member has agreed to contribute in the future and the date on which each became a Member;

(iii) any other information regarding the affairs of the Company as is just and reasonable; and

(iv) any other information required by the Act to be provided to a Member.

(v) A Member shall be entitled to inspect the records and documented information pursuant to this Section 3.4 at the offices of the Company during ordinary business hours, and the Member shall be entitled to copy these records and other documented information upon payment to the Company of the reasonable cost of labor and materials associated with generating the copies.

ARTICLE IV

BUSINESS TRANSACTIONS

4.1 Nature of Business. The Company may engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described in the Articles and this Agreement.

4.2 Business Transactions. Except as provided in the Articles or otherwise in this Agreement, a Member may lend money to, and transact any other business with, the Company and, subject to other applicable law, has the same rights and obligations with respect thereto as a Person who is not a Member.

ARTICLE V

AMENDMENTS TO ARTICLES OF ORGANIZATION AND AGREEMENT

5.1 Permissible Amendments. The Articles and this Agreement may be amended at any time to add a new provision or to change or remove an existing provision in accordance with the terms of the remainder of this Article V.

5.2 Amendment of Articles. The Articles may be amended or restated as provided in the Act subject to Member Consent.

5.3 Amendment of this Agreement.

(a) This Agreement may be amended or modified from time to time only with a written instrument executed by Member Consent; provided that if Bugs Money, LLC is no longer a Preferred Member, then it must also contain the consent of Bugs Money, LLC unless such amendment is pursuant to operation of Section 9.2.

(b) An amendment or modification reducing the required Percentage Interest or other measure for any consent or vote in this Agreement is effective only with the consent or Member Consent required under this Agreement, provided however that the issuance of additional Membership Interests as expressly authorized under this Agreement shall be permitted without Member Consent.

(c) An amendment to establish the relative rights and preferences of the Membership Interests of any class or series may be made by Member Consent or as permitted in accordance with Section 5.3(b).

(d) An amendment or modification made solely to reflect the admission or withdrawal of a Member (such as to Exhibit A and in accordance with the terms of Exhibit A) need not be approved by any Member if the requirements set forth in this Agreement with respect to the admission or withdrawal of the Member are otherwise satisfied.

ARTICLE VI

RIGHTS AND DUTIES OF MEMBERS

6.1 Voting Rights. Except as otherwise expressly provided in this Agreement, each Member shall be entitled to vote on any matter submitted to a vote of the Members. In the case of a Membership Interest transferred to an Assignee who has not been approved as a Substitute Member, neither the Assignee nor the Member transferring the Membership Interest to the Assignee shall be entitled to vote the Membership Interest, and for purposes of determining the required vote on any matter hereunder, the Membership Interest shall be treated as not outstanding. In addition, in the case of a Member who withdraws or resigns as a Member, the former Member shall not be entitled to vote any Membership Interests owned by the former Member, and for purposes of determining the required vote on any matter hereunder, the Membership Interests owned by the former Member shall be treated as not outstanding.

6.2 Quorum; Voting Rights. The Members representing: (i) a majority of the Percentage Interests of Members entitled to vote and (ii) in the event there are any Preferred Interests and outstanding, a majority of the Preferred Interests outstanding present in person or represented by proxy, shall constitute a quorum at any meeting of Members; provided, however, that if a quorum is not present at a meeting, those Members who are present may adjourn the meeting at any time and shall, prior to adjournment, announce the date and time on which the meeting will be reconvened. If a quorum is present, Member Consent is required to approve any action or proposals before the Members, unless the vote of a greater number is required by the Act, the Articles or this Agreement. At any reconvened meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting. Withdrawal of Members from any meeting shall not cause failure of a duly constituted quorum at that meeting. For avoidance of doubt, at a meeting of Members at which a quorum is present, only Members casting a vote (including by proxy) with respect to an action or proposal (treating abstentions as not voting) shall be considered Members entitled to vote on the matter in determining whether the action or proposal is approved by Member Consent (or other approval requirement).

6.3 Informal Action by Members. Any action required by the Act to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by the Members entitled to vote having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all Members entitled to vote were present and voting so long as any notice required under the Act is given to those Members not so consenting or not entitled to vote but who are entitled under the Act to notice of the action taken. The Company may deliver a Notice containing a ballot setting forth a proposed action, including an action to amend to this Agreement in accordance with Section 5.3, to each Member entitled to vote on the proposed action, and each ballot not returned to the Company within fifteen (15) days of delivery of the Notice (or such other date specified in the Notice as the last date permitted to return ballots) shall be treated as a vote in favor of the proposed action by the Member who received the ballot. Ballot votes by Members in favor of a proposed action (including any deemed favorable votes with respect to unreturned ballots) shall be treated as the signature of these Members on a consent in writing for purposes of determining whether the action proposed in the applicable Notice has been consented to in writing by Members having the minimum required number of votes to take the action.

6.4 Meetings. Meetings of the Members may be called by the Manager or by Members representing not less than one-tenth of the Percentage Interests of the Members.

6.5 Notice of Meetings. Notice stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered in writing not less than five (5) and not more than sixty (60) days before the date of any meeting of Members (unless Notice is waived by all of the Members).

6.6 No Liability of Members. No Member shall be liable for the debts, obligations, or liabilities of the Company, including under a judgment decree or order of a court.

6.7 Representations and Warranties. Each Member, and in the case of an Organization, the individual or individuals executing this Agreement on behalf of the Organization, hereby represents and warrants to the Company and each other Member that:

(a) if the Member is an Organization: (i) the Organization is duly organized, validly existing, and in good standing under the laws of its state of organization; (ii) the Organization has full organizational power to execute and agree to this Agreement and to perform its obligations hereunder; and (iii) the individual executing this Agreement on behalf of the Organization has due authority to execute this Agreement and to take all actions necessary in connection therewith, fully authorized and with requisite approvals under the constituent documents of the Organization;

(b) the Member is acquiring or has acquired Membership Interests for the Member's own account as an investment and without an intent to distribute the Membership Interests;

(c) the Member acknowledges that the Membership Interests have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from these requirements;

(d) this Agreement is the Member's legal, valid and binding obligation, enforceable against the Member in accordance with its terms;

(e) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any of the terms of, or constitute a default under, any agreement or document to which the Member is a party or by which the Member is bound, or to the Member's best knowledge, any order, rule or regulation of any court or other governmental agency or official;

(f) neither the Member nor any Persons having a direct or indirect beneficial interest in the Member (i) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control in the United States Department of the Treasury ("**OFAC**") or the Annex to United States Executive Order 132224-Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, or (ii) is a prohibited party under the laws of the United States. To the knowledge of the Member, the monies used to fund the Member's investment in the Company are not invested for the benefit of, or related in any way to, the government of, or Persons within, any country under a U.S. embargo enforced by OFAC. The monies used to fund the Member's investment in the Company are not derived from or related to any illegal activities, including without limitation, money laundering activities, and the proceeds from the Member's investment in the Company shall not be used to finance any illegal activities; and

(g) if the Member is a Preferred Member and an original purchaser of Preferred Interests herein (as opposed to an assignee from any original purchaser) the Member is either: (i) an "accredited investor" as that term is defined under Regulation D promulgated under the Securities Act of 1933; or (ii) if the Member is an entity: (A) each of the beneficial owners of such entity (each a "Beneficial Owner") has a preexisting relationship with the principals of the Manager; (B) the equity participation of each of the Beneficial Owners in such entity is an amount not greater than 20% of the net worth of such Beneficial Owner; (C) each Beneficial Owner has had an opportunity to review all books and records of the Company and ask questions of the Manager to the satisfaction of such Beneficial Owner, with the understanding that no representations have been made by the Company or Manager other than those set forth in this Agreement and the exhibits hereto; and (D) each Beneficial Owner is able to evaluate the merits of an investment in the Company without the need for an investment advisor. Each Preferred Member represents and warrants that he, she or it is purchasing their Preferred Interests for investment purposes and not with a view toward resale or redistribution, subject in all events to the right to Transfer their Preferred Interests to the extent permitted under this Agreement.

6.8 Conflict of Interest. Except as set forth in this Section 6.8, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or any Affiliate of any Member, to conduct any other business or activity whatsoever, and the Member shall not be accountable to the Company or to any Member with respect to that business or activity. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with other Members. In any such event, those dealings and undertakings shall be at arm's length terms and on commercially reasonable terms.

6.9 Right of First Offer. Bugs Money, LLC or one of its Affiliates shall have a right of first offer to provide funding to the Company for all purchases of real property where the Company elects to fund such purchase with third party funding. If the Company desires to seek funding for the purchase of any real property, it will first notify Bugs Money, LLC or its Affiliate (if the Affiliate is the holder of any type of Membership Interest) of the real property to be purchased, the price for which the Company desires to purchase the real property, and the other terms and conditions of the proposed purchase. Upon delivery of the offer, Bugs Money, LLC (or its Affiliate, as applicable) will have 30 days to agree to fund the purchase of the real property on those terms. If Bugs Money, LLC or its Affiliate does not exercise its right of first offer or subsequently close its right to fund the purchase of a real property (in accordance with the terms of such right to fund) for which a timely exercise of the right of first offer has been made, the Company shall be entitled to negotiate with a third party the funding terms for the purchase of the real property. If the Company subsequently negotiates more favorable funding terms with the third party, the Company will again offer Bugs Money, LLC (or its Affiliate, as applicable) the right to fund the purchase of real property at the negotiated terms. If Bugs Money, LLC (or its Affiliate, as applicable) does not exercise the right to fund the purchase of real property at the negotiated terms within fifteen (15) days following delivery of notice of such revised terms or should Bugs Money, LLC exercise its right to fund (in accordance with the terms of such right to fund) for which a timely exercise of the right to fund on the negotiated terms has been made, the Company shall be entitled to fund the purchase of real property on the more favorable terms with the third party.

Notwithstanding anything to the contrary contained herein if the proposed funding in question is solely in the form of debt financing and where the interest rate in question: (i) is either a fixed rate of interest of below 12% per annum or a floating rate of interest tied to a factor that is below a 12% per annum rate as of the closing date; and (ii) has no equity features (including but not limited to rights to convert to equity, warrants or other similar forms of participation), then the time period for electing to fund such debt financing by Bugs Money, LLC or its Affiliate shall be not greater than fifteen (15) days as relates to the initial proposal, and the time period for electing to fund any negotiated terms shall not be greater than five (5) days.

6.10 Confidentiality.

(a) Company Information. Each Member acknowledges and agrees that all information provided to the Member by or on behalf of the Company or the Manager concerning the Company's business or assets shall be deemed strictly confidential and, without the prior consent of the Manager, shall not be (i) disclosed to any Person or (ii) used by the Member other than for a Company purpose or a purpose reasonably related to protecting the Member's interest in a manner not inconsistent with the interests of the Company. Each Member hereby is authorized to disclose such information to the Member's accountants, attorneys and similar advisors bound by a duty of confidentiality; moreover, the foregoing requirements of this Section 6.9 shall not apply to a Member with regard to any information that is currently or becomes: (i) required to be disclosed pursuant to applicable law (but only to the extent of such requirement and with prompt Notice to the Company of such disclosure); (ii) required to be disclosed in order to protect the Member's interest (but only to the extent of such requirement and only after consultation with the Manager); (iii) publicly known or available in the absence of any improper or unlawful action on the part of the Member; or (iv) known or available to the Member other than through or on behalf of the Company or the Manager. Notwithstanding anything contained in this Agreement to the contrary, each Member (and any employee, representative or other agent thereof) may disclose to any and all Persons the "tax treatment" and "tax structure" (in each case, within the meaning of Treasury Regulations Section 1.6011-4) of, and all tax strategies relating to, the Company, the Member's ownership of an interest in the Company, and any Company transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the Member relating to such tax treatment, tax structure and tax strategies.

(b) Remedies. If a Member breaches the provisions of this Section 6.9 (whether by the Member's own action, the action of the Member's Affiliates, officers, principals, family members, agents or otherwise), the Company shall be entitled to the following remedies: (i) damages from the Member incurred by the Company as a direct and proximate result of the breach and (ii) in addition to the remedies provided by law or any other rights, remedies or damages to which the Company may be entitled, the Company may obtain injunctive or other equitable relief to restrain any breach or threatened breach or to enforce specifically the provisions of this Section 6.9. Each Member further agrees that the existence of any claim or cause of action on the part of the Member, whether arising from this Agreement or otherwise, shall not constitute a defense to specific enforcement of this this Section 6.9. Each Member acknowledges and agrees that money damages alone would be inadequate to compensate the Company and would be an inadequate remedy for a breach of this Section 6.9 by the Member. The rights and remedies set forth in this Section 6.9(b) are cumulative and not alternative.

6.11 Treatment of Owners of Membership Interests. The term "Member" in this Agreement also shall be treated as a reference to an owner of a Membership Interest who is not admitted as Member (including an Assignee not admitted as a Member or a Member who withdraws or resigns as a Member) to the extent that the context requires, as determined by the Members. Such an owner of a Membership Interest shall have the obligations of a Member under this Agreement but generally shall not have the rights of a Member under this Agreement (such as the right to vote or the right to have access to records and documented information of the Company) other than the right to receive allocations and Distributions pursuant to Article X and Article XV.

ARTICLE VII

RIGHTS AND DUTIES OF MANAGER

7.1 Management. The Manager(s) have general supervision, direction, and control of the business of the Company. In addition, subject to the provisions of the Act and any limitations in this Agreement relating to actions requiring approval by the Members, the Manager(s) may make all decisions and take all actions on behalf of the Company not otherwise provided for in this Agreement. Whenever any matter is required to be approved by the Managers at a time in which there is more than one Manager, the matter shall be considered approved or consented to upon the receipt of the affirmative approval of a majority of the Managers. Should there be an impasse among them as to the operation of the Company or any proposed action of the Company, including an action proposed by a Member or a Manager, then any Manager may submit the proposed action to a vote by Members and the impasse shall be resolved by Member Consent.

7.2 Manager. The Company shall initially have one Manager. The initial Manager shall be Biotech Restorations Partners, LLC. If Member Consent is provided to elect more than one Manager, the Members shall designate one of the Managers as the General Manager. No new Manager shall be appointed without Member Consent. The General Manager shall preside at all meetings of the Members. The General Manager shall have the general powers and duties of management typically vested in the office of president of a corporation, and such other powers and duties as may be prescribed by the Members.

7.3 Term of Office.

(a) Each Manager shall serve until any of the following events of "**Manager Dissociation**":

(i) removal of the Manager pursuant to Section 7.4; or

(ii) resignation of the Manager pursuant to Section 7.10.

(b) Upon a Manager Dissociation, the remaining Managers (if any) may (at their discretion) designate a successor Manager to the Dissociated Manager. If there are no remaining Managers, the Members shall select the successor Manager by Member Consent. If the Members cannot agree on a successor Manager, the Company shall dissolve and its affairs wound up.

7.4 Removal of a Manager. If a Manager commits an act of Willful Misconduct, the Manager may be removed upon the vote of the Members representing at least two-thirds of the Percentage Interests of the Members. If the Manager is a Member, the Manager may be removed upon the vote of the Members representing at least two-thirds of the Percentage Interests of those Members who are not the Manager. In order to remove a Manager for Willful Misconduct, the Members alleging the Willful Misconduct shall provide the subject Manager at least seven days' notice and opportunity to cure the Willful Misconduct. Should the Manager fail to cure the Willful Misconduct, the Manager may voluntary withdraw. If there is a dispute between the Manager and the Members regarding the removal of the Manager: (i) the Manager may elect to engage in non-binding mediation to resolve the dispute; and (ii) should the dispute regarding the removal of the Manager remain unresolved as between the Manager on the one hand the Members seeking the removal of the Manager on the other hand, then the Manager shall remain as Manager pending the resolution of such dispute by either final, non-appealable court order from a court of competent jurisdiction or subsequent mutual agreement between the Manager and the Members seeking the removal of the Manager.

7.5 Exclusive Duty to Company; Non-Solicitation and Non-Disparagement. A Manager shall be required to dedicate its/his/her full time and attention to the Company's business and may not have other business interests or engage in activities in addition to those relating to the Company, including activities that compete with the Company, except as otherwise provided in this Agreement. A Manager (and the principals of a Manager) shall have the right to engage in other activities that do not compete with the Business of the Company, provided that such activities do not materially interfere with the person's ability to perform their duties to the Company in the ordinary course of business. In addition, nothing contained herein shall prohibit any person or entity for performing services for the benefit of E3 Solutions, LLC. Further, a Manager shall submit any business opportunity of which it becomes aware to the Company that is related to the Business and where there is a reasonable possibility that the Company would be able to address such business opportunity, or it shall refrain from taking part in those business opportunities. The Members hereby acknowledge and agree that the Manager shall have no fiduciary duty of loyalty except as to obligations expressly set forth in this Agreement. This provision shall not supersede any contractual obligations of Persons affiliated with the Manager to contribute their full efforts, and work full time, to the operation and value creation of the Company, provided that the Company meets its contractual obligations to them with respect to provision of services.

(a) Non-Solicit of Employees. Each Manager hereby covenants and agrees that, from and after the date of this Agreement and until the second anniversary of the Manager's Service Separation (i.e. cessation of serving as Manager), the Manager shall not, and shall cause the Manager's Affiliates and family members not to, hire or solicit to perform services (as an officer, employee, consultant or otherwise) or take any actions which are intended to persuade any termination or modification of any terms of association with the Company by any Person who is employed by Company; provided, however, that general solicitations of employment published in a journal, newspaper or other publication of general circulation or listed on any internet job site and not specifically directed towards employees of the Company shall not be deemed to constitute solicitation for purposes of this Section 7.5(a).

(b) Non-Solicit of Customers. Each Manager understands and acknowledges that because of the Manager's experience with and relationship to the Company, the Manager will have access to and learn about much or all of the Company's customer information, including names, phone numbers, addresses, e-mail addresses, order history, order preferences, chain of command, pricing information and other information identifying facts and circumstances specific to the customer and relevant to sales and services. Each Manager understands and acknowledges that loss of this customer relationship and goodwill will cause significant and irreparable harm. Each Manager hereby covenants and agrees, from and after the date of this Agreement and until the second anniversary of the Manager's Service Separation, the Manager shall not, and shall cause the Manager's Affiliates and family members not to, directly or indirectly solicit, contact (including e-mail, regular mail, express mail, telephone, fax and instant message), attempt to contact or meet with the Company's current, former or prospective customers for purposes of offering or accepting goods or services similar to or competitive with those offered by the Company. This non-solicitation obligation is contingent upon the Company fulfilling its contractual obligations to the Manager and its Affiliates.

(c) Non-Disparagement. Each Manager hereby agrees and covenants that the Manager will not at any time make, publish or communicate to any Person or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company or its business, or any of its Affiliates, employees, officers, or any existing and prospective customers, suppliers, investors or other associated third parties. This Section 7.5(c) shall not restrict or impede a Manager from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. Each Manager hereby agrees to provide prompt Notice to the Company of any such order or other required disclosure.

(d) Remedies. If a Manager breaches the provisions of this Section 7.5 (whether by the Manager's own action, the action of the Manager's agents, Affiliates, family members, or otherwise), the Company shall be entitled to the following remedies: (i) damages from the Manager incurred by the Company as a direct and proximate result of the breach and (ii) in addition to the remedies provided by law or any other rights, remedies or damages to which the Company may be entitled, the Company may obtain injunctive or other equitable relief (without posting bond) to restrain any breach or threatened breach or to enforce specifically the provisions of this Section 7.5. Each Manager further agrees that the existence of any claim or cause of action on the part of the Manager, whether arising from this Agreement or otherwise, shall not constitute a defense to specific enforcement of this Section 7.5. Each Manager acknowledges and agrees that money damages alone would be inadequate to compensate the Company and would be an inadequate remedy for a breach of this Section 7.5 by the Manager. The rights and remedies set forth in this Section 7.5(d) are cumulative and not alternative.

7.6 Power to Bind the Company. Only the Manager (acting pursuant to its manager or any authorized officer of the Manager) shall have the authority to bind the Company, subject to the terms of this Agreement. In addition, any of the officers of the Company pursuant to authority granted by Member Consent shall have the authority to bind the Company. The Preferred Members holding a majority of the Preferred Interests from time to time (or a person designated by them) shall have the power to bind the Company to the License Agreement or to any other agreement between the Company and an Affiliate of the Manager. Unless authorized to do so by this Agreement (including any person authorized to act by the Manager on its behalf as so authorized) or by Member Consent, no attorney-in-fact, employee, or other agent of the Company (other than officers duly authorized by Member Consent) shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by Member Consent to act as an agent of the Company in accordance with the previous sentence.

7.7 Fees and Compensation. The Company shall reimburse (or if not yet expended, advance on behalf of) the Manager for all reasonable expenses incurred in managing the Company, including costs associated with all non-executive personnel, costs of establishing and maintaining its status as a limited liability company, all accounting and tax return costs and all overhead and associated costs of operations. The initial basis for compensation for the Manager and officers of the Company is as set forth in the initial budget attached hereto and incorporated herein as Exhibit B. The Manager shall have the authority to determine the compensation of persons by the Company hereafter, subject to the limitations set forth in Section 7.13 below.

7.8 Standard of Care. The Manager shall exercise such powers and otherwise perform such duties in good faith, on matters that the Manager believes to be in the best interests of the Company, and with such care including reasonable inquiries using ordinary prudence, as a person in a like position would use under similar circumstances, and consistent with the business judgment rule applicable to managers in accordance with the laws of the State of Florida. In performing the duties of a Manager, a Manager shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data prepared or presented by employees of the Company who the Manager believes to be reliable and competent in the matters presented and counsel, independent accountants, or other persons as to matters which the Manager believes to be within such person's professional or expert competence.

7.9 Transactions with a Manager. Any business dealings or undertakings between the Company and a Manager, officer or their respective Affiliates shall be at arm's length and on commercially reasonable terms, and no Manager or officer shall use the Manager's or officer's office to obtain favorable treatment for or on behalf of the Manager, officer, Affiliates or others which would not otherwise be received in an arm's length transaction. The parties acknowledge that effective as of the date of this Agreement, the Company has entered into a fully paid up license agreement (the "**License Agreement**") with Biotech Restorations, LLC ("Licensor"), attached hereto and incorporated herein as Exhibit C, to license the intellectual property of Licensor subject to the terms of the License Agreement (a copy of which has been made available to each of the parties), which the parties agree constitutes an arm's length agreement on commercially reasonable terms.

7.10 Resignation. Any Manager may resign at any time by giving Notice to the Members and the other Managers (if any). The resignation of any Manager shall take effect upon receipt of Notice thereof or at such later date specified in the Notice, and, unless otherwise specified therein, the acceptance of the resignation shall not be necessary to make it effective. A Manager that dies or becomes permanently disabled, if an individual, or dissolves, if an entity, shall be deemed to have resigned and given Notice at the time of the death, permanent disability or dissolution of the Manager pursuant to this Section 7.10. The resignation of a Manager who is also a Member shall not affect the rights of the Manager as a Member and shall not constitute a withdrawal of that Member.

7.11 Officers. The Company may have officers. Any officers shall be elected or appointed, from time to time, by the Members. Each officer shall hold office until his or her successor shall have been duly elected and qualified, or until his or her death or inability to serve, or until he or she shall resign or shall have been removed from office in the manner provided in this Agreement. Any officer may be removed by the Members with or without cause, but the removal shall be without prejudice to express contract rights, if any, held by the person so removed. The authority, duties and responsibilities of each officer shall be the authority, duties and responsibilities normally associated with the office or as otherwise established, from time to time, by the Members.

7.12 Certain Powers of the Manager. Without limiting the general powers of the Manager set forth in Section 7.1, the Manager shall have power and authority, on behalf of the Company without requiring approval from any Members:

(a) to change the Principal Office from one location to another;

(b) to borrow money for the Company (including from the Manager, Members, or Affiliates of the Manager or Members) on such terms as the Manager shall deem appropriate;

(c) qualify the Company to do business in any jurisdiction outside the State;

(d) to purchase liability and other insurance to protect the Company's property and business;

(e) to hold and own Company Property in the name of the Company;

(f) to designate any place within the United States for the holding of any meeting of the Members;

(g) to call a meeting of the Members as provided in this Agreement;

(h) to enter into, make, and perform contracts and agreements which are necessary and appropriate in the ordinary course of business of the Company;

(i) to maintain the assets of the Company;

(j) to collect sums due and owing to the Company;

(k) to pay the debts and obligations of the Company;

(l) to enter into any and all other agreements on behalf of the Company, in such forms as the Manager deems necessary and proper, except for those agreements requiring Member Consent per terms of Section 7.13 below;

(m) to do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business and not requiring Member Consent per the terms of Section 7.13 below; and

(n) to exercise any other power or authority granted to the Manager under this Agreement or by Member Consent.

7.13 Matters Requiring Member Consent. Notwithstanding any authority conveyed to the Manager under this Agreement (including Section 7.1), the Manager may cause the Company to take any of the following actions only after obtaining Member Consent; provided however that: (A) the restrictions set forth in this Section 7.13 shall be null and void upon either: (i) conversion of all outstanding Preferred Interests issued to Bugs Money, LLC to Common Interests; or (ii) Payback; and (B) should the Manager request Member Consent as to any proposed matter set forth below and should the holders of a majority of the Preferred Interests fail to respond in any manner to such request within ten (10) days following delivery of such notice via email to the Preferred Members at their last known email address, then such failure to respond shall constitute approval of the action proposed by the Manager:

(a) selling Company Property in an amount greater than $20,000 per piece of property other than in the ordinary course of business;

(b) making an expenditure in excess of $20,000 that is outside of the annual budget submitted to the Members each month as described in Section 3.2;

(c) entering into any financing or refinancing involving $20,000 or more;

(d) hypothecating, encumbering or granting a security interest in Company Property, other than purchase money security interests granted in connection with the acquisition of assets of $20,000 or less;

(e) entering into, amending or terminating any agreement, contract, binding letter of intent or other document or instrument with a Member or Manager outside the ordinary course of business and not part of an approved budget or constituting a renewal of a previously approved agreement;

(f) selecting and removing agents or selection of employees whose annual base compensation is $100,000 or more;

(g) entering into a new line of business outside the scope of business contemplated from time to time (with the lines of business of the Company as of the date of this Agreement being those lines of business contemplated by the pro forma budget appended hereto as Exhibit B);

(h) performing any action which would make it impossible to carry on the business of the Company;

(i) commingling Company funds with the funds of any other Person;

(j) merging, consolidating, or entering into any similar transaction between the Company and one or more other Organizations;

(k) liquidating or dissolving, or attempting to liquidate or dissolve, the Company;

(l) issuing, purchasing, or redeeming any Membership Interests, except as permitted in accordance with Section 9.2 or Section 9.7 ;

(m) approving the Transfer of any Membership Interests except as permitted in accordance with Section 12.2.

(n) admitting any Substitute Members or Additional Members except as expressly permitted elsewhere pursuant to the terms of this Agreement;

(o) becoming a partner, member, joint venture or otherwise participating in an Organization of any kind with any Person or Persons;

(p) any grants of profits interests;

(q) changing the Company's tax status, converting the Company from a limited liability company to a corporation and taking such actions, executing such documents, and doing such other things as may be necessary to proceed with such transactions;

(r) guaranteeing the obligations of any other Person or entity;

(s) instituting or defending any Proceedings in the name of the Company, settling of any Proceedings against the Company, and confessing any judgment against the Company or any Company Property;

(t) (i) filing of any voluntary petition in bankruptcy on behalf of the Company, (ii) consenting to the filing of any involuntary petition in bankruptcy against the Company, (iii) filing any petition seeking, or the consenting to, reorganization or relief under any applicable federal or state law relating to bankruptcy or insolvency, on behalf of the Company, (iv) consenting to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or a substantial part of Company Property, (v) making any general assignment for the benefit of creditors on behalf of the Company, or (vi) admitting in writing the Company's inability to pay its debts generally as they become due;

(u) executing or delivering a deed in lieu of foreclosure or similar instrument with respect to Company Property;

(v) causing the Company to undertake an IPO or to list its equity interests on an exchange; and

(w) taking any other action requiring Member Consent under this Agreement.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification.

(a) To the fullest extent permitted by the Act, the Company shall indemnify any Person who was or is a party, or is threatened to be made a party to any threatened pending or complete action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the Person is or was a Manager, Member, officer, manager, employee or agent of the Company or the Manager, who is or was serving at the request of the Company or the Manager as a director, an officer, a manager, employee or agent of another Organization or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Person in connection with the action, suit or proceeding, if the Person had no reasonable cause to believe that the Person's conduct violated the Person's duties to the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the Person had reasonable cause to believe that the Person's conduct was not in compliance with the Person's duties to the Company or, with respect to any criminal action or proceeding, that the Person had reasonable cause to believe that the Person's conduct was unlawful. The Company shall additionally indemnify any Person acting as a guarantor (if authorized, or reasonably believing the Person is or was authorized, to do so by the Company) of or for the Company.

(b) To the fullest extent permitted by the Act, the Company may indemnify any Person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit, by or in the right of the Company to procure a judgment in its favor by reason of the fact that the Person is or was a Manager, Member, officer, manager, employee or agent of the Company or the Manager, or is or was serving at the request of the Company or the Manager as a director, officer, manager, employee or agent of another Organization or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the Person in connection with the defense or settlement of the action or suit, if the Person had reasonable cause to believe that the Person's conduct was in compliance with the Person's duties to the Company.

(c) To the extent that a Manager, Member, director, officer, manager, employee or agent of the Company or the Manager has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in Section 8.1(a) or Section 8.1(b), or in defense of any claim, issue or matter therein, the Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by the Person in connection therewith.

(d) Any indemnification under Section 8.1(a) or Section 8.1(b) (unless ordered by a court) shall be made by the Company only as authorized in the specific case, upon a determination that indemnification of the Manager, Member, director, officer, manager, employee or agent is proper in the circumstances because the Person has met the applicable standard of conduct set forth in Section 8.1(a) or Section 8.1(b). The determination shall be made by Member Consent.

(e) Subject to Member Consent, expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of the action, suit or proceeding, as authorized by the Manager in the specific case, upon receipt of an undertaking by or on behalf of the Manager, Member, director, officer, manager, employee or agent to repay that amount if the Person was not entitled to indemnification under Section 8.1(a) or Section 8.1(b).

(f) The indemnification provided by this Section 8.1 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles or this Agreement, or any other agreement, vote of Members, both as to action in the Person's official capacity and as to action in another capacity while holding office, and shall continue as to a Person who has ceased to be a Manager, Member, director, officer, manager, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of the Person.

(g) The Company may purchase and maintain insurance on behalf of any Person who is or was a Manager, Member, officer, employee or agent of the Company, or who is or was serving at the request of the Company as a director, officer, manager, employee or agent of another Organization or other enterprise, against any liability asserted against the Person and incurred by the Person in any capacity, or arising out of the Person's status as such, whether or not the Company would have the power to indemnify the Person against the liability under the provisions of this Section 8.1.

(h) For purposes of this Section 8.1, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a Person with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a manager, director, officer, employee or agent of the Company or the Manager that imposes duties on, or involves services, by a manager, director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries. A Person who acted in good faith and in a manner the Person reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Article VIII.

8.2 Limitation of Indemnification. Notwithstanding any provision in this Article VIII to the contrary, in the event the Act is either amended to provide, or interpreted by judicial or other binding legal decisions to provide, broader indemnification rights than those contained in this Agreement, the broader indemnification rights shall be provided to any Persons entitled to be indemnified pursuant to the Act, the intent of this provision being to permit the Company to indemnify, to the full extent permitted by the Act, Persons whom it may indemnify thereunder subject to the standards set forth in this Article VIII.

8.3 Intellectual Property. The Manager represents and warrants that its Affiliate, Biotech Restorations, LLC has full power and authority to enter into the License Agreement attached as Exhibit C and to take all actions contemplated therein, including but not limited to the authority to grant a fully paid up license to the Company with respect to the technology referenced therein and an option to purchase the same in the event of a sale of the Company. The Manager agrees to indemnify and hold harmless the Preferred Members against any and all loss or liability they may incur, including reasonable attorney's fees, in the event of (a) a breach of this representation and warranty, or (b) any claim brought by Dr. Valerie A. Paynter, One Wall Partners, LLC, OWP Enviro JV LLC or any of their respective officers, directors, agents, affiliates, representatives, heirs or assigns regarding the ownership of the intellectual property which is the subject of the License Agreement. The Manager further agrees that as part of such remedy, should there be a breach of the foregoing representations and warranties or a claim as described in part (b) of the previous sentence, the Manager shall ensure that the Preferred Members shall receive the same distributions with respect to operations of the Company and with respect to sales proceeds from a sale of the Company's business as if no such breach occurred.

ARTICLE IX

CONTRIBUTIONS; MEMBERSHIP INTERESTS AND CAPITAL ACCOUNTS

9.1 Initial Contributions and Membership Interests. Each Initial Member has made or will make the Capital Contribution described for that Member on Exhibit A as of the date of this Agreement. The value of the Capital Contributions shall be as set forth on Exhibit A. The Company shall issue Membership Interests to each Member in exchange for the Member's Capital Contribution as set forth on Exhibit A as of the date of this Agreement. No interest shall accrue on any Capital Contribution, and no Member shall have the right to withdraw or be repaid on any Capital Contribution except as provided in this Agreement. The Company shall initially be authorized to issue up to 1,250,000 Preferred Interests at a purchase price of $1.00 per Interest as set forth on Exhibit A and on such additional terms and conditions as agreed between the Company and the purchaser of the Preferred Interests. Should the initial Preferred Member default on the purchase of Preferred Interests as set forth on Exhibit A, then the Manager shall be authorized to cause any third party to purchase any unpaid for Preferred Interests. The Company shall be authorized to issue: additional Interests subject to the terms of Section 9.2 below. The Company has issued 3,750,000 Common Interests to the Manager effective as of the date of this Agreement.

9.2 Additional Membership Interests From Existing Members. No Member shall be required to make an Additional Capital Contribution. If the Manager determines that the Company needs additional funds and the amount so needed and that it is in the Company's best interest to raise the funds from the existing Members by issuing additional units of Membership Interests, subject to Member Consent, the Manager shall send a Notice to the Members, which Notice shall contain:

(a) the total amount of Additional Capital Contributions being sought from each Member (which amount shall be based on their Percentage Interests); and

(b) any additional material terms related thereto (including the terms of the New Securities).

Each of the existing Members shall then have the opportunity for a period of fifteen (15) days following the issuance of the Notice to contribute the Member's requested amount (the "**Requested Amount**"). If a Member fails to contribute the Member's entire Requested Amount, the Members that contributed their entire Requested Amounts may contribute, on a pro rata basis, the uncontributed portions of Members' Requested Amounts (with this procedure repeated to the extent one or more Members fail to contribute their pro rata portion of the uncontributed portions of Members' Requested Amounts), to the extent that in response to the Notice, a Member indicated a willingness to contribute more than the Member's pro rata share of the uncontributed portions of Members' Requested Amounts. If any Member fails to contribute the Member's entire Requested Amount or if not all owners of Membership Interests are Members (and therefore not entitled to contribute any amount pursuant to this Section 9.2) or if the additional units of Membership Interests are not in the form of the existing class of Membership Interests, the Manager shall cause the Company to issue additional Membership Interests to the contributing Members based on the terms set forth in the Notice. In addition, if the Members have not contributed the aggregate Requested Amounts, the Manager may cause the Company to issue additional units of Membership Interests under the same terms to other Persons up to an aggregate amount equal to the uncontributed Requested Amounts. The Manager shall have the authority to amend this Agreement (including Exhibit A), as necessary, to reflect the terms of any additional units of Membership Interests issued pursuant to this Section 9.2.

9.3 Other Issuances of Membership Interests. If the Members determine that the Company needs additional funds, and the Members determine, by Member Consent, that it is in the Company's best interest to raise the funds other than pursuant to the procedures of Section 9.2, the Manager may cause the Company to issue additional units of Membership Interests at a price per Membership Interest and subject to such other terms and conditions as approved by Member Consent. The Members shall amend this Agreement (including Exhibit A), as necessary, to reflect the terms of any additional units of Membership Interests issued pursuant to this Section 9.3.

9.4 Maintenance of Capital Accounts; No Deficit Restoration Obligation. The Company shall establish and maintain Capital Accounts in accordance with Code Section 704(b) and the Treasury Regulations thereunder for each Member at Company expense. Each Member's Capital Account will be accounted for separately and will be maintained in accordance with the income tax basis of accounting and in compliance with Treasury Regulation Section 1.704-1(b)(2)(iv). Each Member shall have only one Capital Account that reflects all of that Member's Membership Interest, regardless of class. If a Member validly transfers its Membership Interest, the Capital Account of the transferring Member shall carry over to the transferee Member in accordance with the Code.

9.5 Adjustments to Capital Accounts. Each Member's Capital Account shall be adjusted as follows:

(a) Increases. Each Member's Capital Account shall be increased by (i) capital contributions of cash, services, or property contributed by the Member, at its agreed upon fair market value; and (ii) all items of Company income and gain allocated to the Member (including income and gain exempt from tax).

(b) Decreases. Each Member's Capital Account shall be decreased by (i) distributions of cash or property to the Member, at its agreed upon fair market value; and (ii) all items of Company deduction and loss allocated to the Member (including deductions and losses exempt from tax)

9.6 Preferred Interests. In addition to any other rights granted under this Agreement, a Preferred Member shall have the following rights for so long as he, she or it continues to hold Preferred Interests:

(a) Neither the Company nor a Member may sell Membership Interests for a price per Interest that is less than the per-Interest value of the Preferred Member's Membership Interests without the Preferred Member's consent (or if more than one Preferred Member, then without the consent of the holders of a majority of the issued and outstanding Preferred Interests), which consent shall not be unreasonably withheld.

(b) The Preferred Member may Transfer all of its Preferred Interests to a wholly owned Affiliate of the Preferred Member without Member Consent, subject to the applicable terms of this Agreement, including executing a counterpart copy of this Agreement agreeing to be bound by its terms as then in effect.

(c) The initial valuation of the Preferred Interests and Common Interests described in Section 9.1 was made in reliance on the pro forma budget statement attached as Exhibit B and incorporated herein by reference. In the event the Company fails to achieve fifty percent (50%) of the net cash flow set forth in Exhibit B by the eighteenth month after the Effective Date, the Preferred Member Percentage Interest held by Bugs Money, LLC and its assigns shall be re-calculated in a manner consistent with the valuation methods used in Exhibit B to reflect the then-current cash flow of the Company. The number of Preferred Interests and Common Interests of the Company will then be adjusted to reflect the change in the Preferred Member Percentage Interest held by Bugs Money, LLC and its assigns. In the event the Company fails to achieve seventy-five percent (75%) of the net cash flow set forth in Exhibit B by the thirty-sixth month after the Effective Date, the Preferred Member Percentage Interest held by Bugs Money, LLC and its assigns shall be re-calculated in a manner consistent with the valuation methods used in Exhibit B to reflect the then-current cash flow of the Company. The number of Preferred Interests and Common Interests of the Company will then be adjusted to reflect the change in the Preferred Member Percentage Interest held by Bugs Money, LLC and its assigns. Notwithstanding anything to the contrary contained herein, should Bugs Money, LLC fail to timely fund the full $1,250,000 of Capital Contributions in accordance with the funding schedule set forth in Exhibit A, then this Section 9.6(c) shall be null and void, and there shall be no recalculation of the Preferred Member Percentage Interest due to failure to achieve the net cash flow set forth in Exhibit B..

9.7 Profits Interest. Subject to obtaining consent of Bugs Money, LLC (for so long as it remains a Member of the Company), the Manager may cause the Company to issue Membership Interests as "profits interests" as that term is defined in Revenue Procedure 93-27, which Membership Interests shall have a value equal to zero on the date of issuance pursuant to the election to value Membership Interests using liquidation value, as described in Section 11.7. These Membership Interests shall be subject to any vesting, forfeiture or other terms (including rights to Distributions and allocations consistent with treatment as a "profits interest") as established on issuance, which terms may be set forth in a separate agreement issuing the Membership Interests and entered into by and between the Company and the Member being issued the Membership Interests. The Manager shall have the authority to amend this Agreement (including Exhibit A) as necessary, to reflect the terms of any additional Membership Interests issued pursuant to this Section 9.7.

ARTICLE X

ALLOCATIONS AND DISTRIBUTIONS

10.1 [Reserved]

10.2 Distributions.

(a) From time to time (but at least once each calendar quarter) the Manager shall determine in their reasonable judgment to what extent (if any) the Company's cash on hand exceeds its current and anticipated needs, including, without limitation, for operating expenses, debt service, acquisitions, and a reasonable contingency reserve. If such an excess exists, the Manager, subject to Member Consent if Bugs Money, LLC is a Preferred Member, shall cause the Company to distribute to the Members and any Transferees, in accordance with their Percentage Interests, an amount in cash equal to that excess (the "**Distributable Cash**"). Notwithstanding the foregoing: (i) the Manager shall cause the Company to distribute cash no later than February 28 of each year in an amount sufficient to cover the anticipated tax liability to each of the Members with respect to the preceding calendar year, after giving credit for all prior cash distributions during such preceding calendar year, and assuming each of the Members is in the maximum federal income tax bracket; should any of such distributions exceed the amount otherwise distributable to a Member hereunder, then the Company shall credit such excess against the next amounts otherwise distributable to such Member hereunder (other than with respect to future tax distributions to such Member); and (ii) the Manager in its sole discretion may elect to distribute a greater amount of the Distributable Cash to the Preferred Members than would otherwise be distributable with respect to their respective Percentage Interests (any such excess over their Percentage Interests being the "Excess Amount") until the point in time that Payback has occurred, provided that upon the earlier of Payback or commencement of liquidation of the Company, all distributions thereafter shall be made to the Members other than the Preferred Members until the point in time that the aggregate distributions from the Company to the Members has been in accordance with their respective Percentage Interests, whereupon all subsequent distributions shall be made to the Members in accordance with their Percentage Interests unless provided to the contrary herein.

(b) From time to time, subject to Member Consent, the Manager also may cause property of the Company other than cash to be distributed to the Members and any Transferees, which distribution must be made in accordance with their Percentage Interests and may be made subject to existing liabilities and obligations. Immediately prior to such a distribution, the Capital Accounts of the Members shall be adjusted as provided in Treasury Regulation § 1.704-1(b)(2)(iv)(f).

10.3 Allocations of Profits. After giving effect to the special allocations set forth in Section 10.5 and Section 10.6, Profits (and items thereof) shall be allocated proportionately among the Members whose Target Accounts are greater than their Partially Adjusted Capital Accounts so as to cause each Member's Partially Adjusted Capital Account to be equal, to the extent possible, to the Member's Target Account.

10.4 Allocation of Losses. After giving effect to the special allocations set forth in Section 10.5 and Section 10.6, Losses (and items thereof) shall be allocated proportionately among the Members whose Target Accounts are less than their Partially Adjusted Capital Accounts so as to cause each Member's Partially Adjusted Capital Account to be equal, to the extent possible, to the Member's Target Account.

10.5 Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article X, if there is a net decrease in Company Minimum Gain during any Taxable Year, each Member shall be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to the Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 10.5(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article X, except Section 10.5(a), if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Taxable Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to the Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 10.5(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), Section 1.704-1(b)(2)(ii)(d)(5), or Section 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to that Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible; provided, however, that an allocation pursuant to this Section 10.5(c) shall be made if and only to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article X have been tentatively made as if this

Section 10.5(c) were not in this Agreement. This Section 10.5(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Taxable Year that is in excess of the sum of (i) the amount the Member is obligated to restore pursuant to any provision of this Agreement and (ii) the amount the Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of the excess as quickly as possible, provided that an allocation pursuant to this Section 10.5(d) shall be made only if and to the extent that the Member would have a deficit Capital Account in excess of this sum after all other allocations provided for in this Article X have been made as if Section 10.5(c) and this Section 10.5(d) were not in this Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Taxable Year or other period shall be specially allocated to the Members in proportion to their respective Percentage Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Taxable Year or other period shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Sections 1.704-2(i)(1).

(g) Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a Distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such Distribution was made in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(h) Loss Limitation. Losses allocated pursuant to Section 10.5 shall not exceed the maximum amount of Losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Taxable Year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 10.5, the limitation set forth in this Section 10.5(h) shall be applied on a Member-by-Member basis and Losses not allocable to any Member as a result of this limitation shall be allocated to the other Members in accordance with the other provisions of this Article X and Section 15.4 so as to allocate the maximum permissible Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

(i) Allocations Relating to Taxable Issuance of Membership Interests. Any items of income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Membership Interests by the Company to a Member shall be allocated among the Members so that, to the extent possible, the net amount of these items of income, gain, loss, or deduction, together with all other allocations under this Agreement to each Member shall be equal to the net amount that would have been allocated to each Member if these items of income, gain, loss, or deduction had not been realized.

10.6 Curative Allocations. The allocations set forth in Sections 10.6(a), 10.6(b), 10.6(c), 10.6(d), 10.6(e), 10.6(f), 10.6(g), and 10.6(h) (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 10.6. Therefore, notwithstanding any other provision of this Article X (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner the Manager shall determine appropriate, in the sole discretion of the Manager, so that, after the offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance the Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Sections 10.4, 10.5 and 10.6(i).

10.7 Tax Allocations; Code Section 704(c).

(j) In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the Property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with paragraph (a) of the definition of Gross Asset Value).

(k) In the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (b) of the definition of Gross Asset Value and the Company adjusts Capital Accounts to reflect the revaluation, subsequent allocations of depreciation, depletion, amortization, and gain or loss with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder. This Section 10.7(b) is intended to comply with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv)(f) and shall be interpreted consistently therewith.

(l) Any elections or other decisions relating to the allocations pursuant to this Section 10.7 shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 10.7 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or Distributions pursuant to any provision of this Agreement.

10.8 Other Allocation and Distribution Rules.

(m) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any other items shall be apportioned among the Members as determined by the Manager using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

(n) All allocations to the Members pursuant to this Article X shall, except as otherwise provided in this Agreement, be apportioned among them in accordance with their respective Percentage Interests.

(o) Except as otherwise provided in this Agreement, all items of income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the Taxable Year. Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(p) Excess nonrecourse liabilities of the Company (as defined in Treasury Regulations Section 1.752-3) shall be allocated among the Members in accordance with their respective Percentage Interests.

(q) The Members are aware of the income tax allocations made by this Article X and hereby agree to be bound by the provisions of this Article X in reporting their shares of income and loss for income tax purposes.

(r) To the extent permitted by Treasury Regulations Section 1.704-2(h)(3), the Manager shall endeavor to treat Distributions of Distributable Proceeds as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such Distributions would not cause or increase an Adjusted Capital Account Deficit for any Member.

(s) For any period in which a state in which the Company is subject to tax imposes an entity-level income tax upon the income of the Company, and if the Company is entitled to a credit or deduction in computing the entity-level tax for income allocable to one or more (but fewer than all) Members who are separately subject to the entity-level tax, the Members' respective allocable shares of the Company's Profit or Loss shall be computed first without taking the Company's entity-level tax liability into account, and the Company's federal income tax deduction for the entity-level tax liability then shall be allocated specially to the Members who are not separately subject to the entity-level tax and for whom no credit or deduction is available to the Company (pro rata in accordance with their relative Percentage Interests). If the Company makes such a special allocation to certain Members, the Company shall distribute to each other Member (who is not entitled to the special allocation pursuant to this Section 10.8(g)) an amount equal to the additional amount of entity-level tax that the Company would be liable to pay if the Company were not entitled to a credit or deduction in computing the entity-level tax for income allocable to the Member.

10.9 Forfeiture Allocations. The Company shall make any allocations of items of gross income and gain or items of gross deduction and loss as required and/or appropriate pursuant to Treasury Regulations Section 1.704-1(b)(4)(xii)(c) (as of the effective date of such Treasury Regulations Section when issued as a final Treasury Regulations Section) in order to satisfy the requirements of the liquidation valuation safe harbor made by the Company pursuant to Section 11.7.

ARTICLE XI

TAXES

11.1 Elections. The Manager may make any tax elections for the Company allowed under the Code or the tax laws of any state or other Taxing Jurisdiction, including any elections under the New Partnership Audit Provisions.

11.2 Taxes of Taxing Jurisdictions. To the extent that the laws of any Taxing Jurisdiction require, each Member requested to do so by the Manager shall submit an agreement requiring the Member to make timely income tax payments to the Taxing Jurisdiction and that the Member accepts personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes attributable to the Member's income, and interest, and penalties assessed on the income. If the Member fails to provide the agreement, the Company may withhold and pay over to the Taxing Jurisdiction the amount with respect to the income. Any payments with respect to the income of a Member shall be treated as a Distribution for purposes of Article X. The Manager may, where permitted by the rules of any Taxing Jurisdiction, file a composite, combined or aggregate tax return reflecting the income of the Company and pay the tax, interest and penalties of some or all of the Members on the income to the Taxing Jurisdiction, in which case the Company shall inform the Members of the amount of the tax, interest and penalties so paid.

11.3 Tax Matters Partner. The Manager shall select the tax matters partner within the meaning of Code Section 6231(a)(7) and, as applicable, the partnership representative within the meaning of Section 6223 of the New Partnership Audit Provisions (the "**Tax Matters Partner**"). Each Member agrees that upon the request of the Tax Matters Partner, the Member shall execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices any documents as may be necessary or appropriate to evidence the Member's consent to the Tax Matters Partner's selection. Promptly following the written request of the Tax Matters Partner and to the fullest extent permitted by applicable law, the Company shall reimburse and indemnify the Tax Matters Partner for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Tax Matters Partner in connection with any administrative or judicial proceeding with respect to the tax liability of the

Company or the Members, except to the extent arising from Willful Misconduct by the Tax Matters Partner.

11.4 Returns and Other Elections. The Manager shall take reasonable steps to cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Any Member who at any time shall be a nonresident alien or a foreign partnership, corporation, or other entity such that the Member shall be considered a "foreign person" as that term is used in the Code, shall perform all actions and file all documents with the Company, the Members, and any appropriate governmental agency which shall be necessary or advisable to comply with the Foreign Investment in Real Property Tax Act or any similar law requiring disclosure or withholding by or with respect to a foreign person now or in the future enacted by any federal, state or other Taxing Jurisdiction (a "**Foreign-Related Law**"). Notwithstanding anything contained in this Agreement to the contrary, each Member who shall be a foreign person hereby authorizes the Manager to cause the Company to comply with all the terms and conditions of a Foreign-Related Law, including compliance with filing, reporting and tax withholding requirements.

11.5 New Partnership Audit Provisions. The Manager may allocate, in the sole discretion of the Manager, any taxes (and related interest, penalties, claims, liabilities and expenses) imposed on the Company pursuant to the New Partnership Audit Provisions and allocable to a current or former Member (as determined by the Manager) to the applicable current or former Member (who would have been obligated to pay the underlying taxes during the original tax period to which the taxes relate). In the case of a current Member, the Manager may withhold any such amounts from Distributions made to the current Member. If such amounts are not withheld from actual Distributions, the Manager, may, at the option of the Manager: (a) reduce any subsequent Distributions to the Member by the amount of the applicable taxes (and related interest, penalties, claims, liabilities and expenses) or (b) require the Member to reimburse the Company for such amount. In the case of a former Member, the Manager may require the former Member to reimburse the Company for the amount of any taxes (and related interest, penalties, claims, liabilities and expenses) imposed on the Company pursuant to the New Partnership Audit Provisions and properly allocable to the former Member (as determined by the Manager). If the Manager shall exercise the option to require a current or former Member, as the case may be, to reimburse the Company for any such taxes, and the current or former Member does not reimburse the Company for such amounts within ten (10) Business Days of receiving a written demand from the Company to do so, interest will be charged on the average daily balance of the outstanding obligation, at a rate equal to the lesser of (x) the Prime Rate plus four percent (4.0%) and (y) the maximum amount permitted to be charged by law. Without limiting the foregoing, any amounts reimbursed by any Member for taxes withheld pursuant to this Section 11.5 (including interest charged, if any) shall not constitute a Capital Contribution for purposes of this Agreement. If any taxes (or any related interest, penalty, claim, liability or expense) are allocated to a current or former Member under this Section 11.5, the current or former Member's obligations to the Company with respect to the taxes (or any related interest, penalty, claim, liability or expense), and the Company's rights against the current or former Member, shall apply jointly and severally to the current and former Member and any direct or indirect transferee of or successor to the current or former Member's Membership Interests. If a Current Member (or transferee or successor) makes a reimbursement payment to the Company pursuant to this Section 11.5 (directly or through a withholding of Distributions) or otherwise becomes liable for taxes in connection with the New Partnership Audit Provisions (as a direct payment to a Taxing Jurisdiction or otherwise), the Current Member (or transferee or successor) shall have a right of subrogation and be entitled to be indemnified by the former Member who would have been obligated to pay the underlying taxes during the original tax period to which the reimbursement or other payment relates.

11.6 Survival. The provisions of this Article XI shall survive the termination of the Company or the termination of any Member's interest in the Company and shall remain binding on the Members (including former Members) for as long a period of time as is necessary to resolve any and all matters regarding the taxation of the Company or the Members with any applicable Taxing Jurisdiction.

11.7 Election to Value Membership Interests Using Liquidation Value.

(a) The Company hereby is authorized and directed to elect the liquidation valuation safe harbor under Treasury Regulations Section 1.83-3(l) (as of the effective date of such Treasury Regulations Section when issued as a final Treasury Regulations Section) and the revenue procedure issued consistent with the guidance of Notice 2005-43, 2005-24 I.R.B. 1221 (as of the effective date of such revenue procedure when issued). The Company and each of its Members (including any Person to whom a Membership Interest is Transferred in connection with the performance of services) hereby agrees to comply with all requirements of the safe harbor with respect to all Membership Interests Transferred in connection with the performance of services while the election remains effective.

(b) The Company shall prepare a document executed by the Member responsible for federal income tax reporting by the Company, stating that the Company is electing, on behalf of the Company and each of its Members, to have the liquidation valuation safe harbor set forth in Treasury Regulations Section 1.83-3(l) and the revenue procedure issued consistent with the guidance of Notice 2005-43, 2005-24 I.R.B. 1221 apply irrevocably as of the effective date of such final Treasury Regulations Section and revenue procedure with respect to all Membership Interests transferred in connection with the performance of services while the safe harbor election remains in effect. The Member responsible for federal income tax reporting by the Company shall attach the document making the safe harbor election to the tax return for the Company for the Taxable Year that includes the effective date of the election. The Company shall retain such records as may be necessary to indicate that an effective election has been made and remains in effect, including a copy of the Company's election statement under Treasury Regulations Section 1.83-3(l) and the revenue procedure issued consistent with the guidance of Notice 2005-43, 2005-24 I.R.B. 1221. The safe harbor election also may be terminated by the Company preparing a document, executed by the Member responsible for federal income tax reporting by the Company, which states that the Company, on behalf of the Company and each of its Members, is revoking the safe harbor election on the stated effective date, and attaching the document to the tax return for the Company for the Taxable Year that includes the effective date of the revocation.

ARTICLE XII

TRANSFER OF MEMBERSHIP INTERESTS

12.1 General. No Member shall have the right to Transfer all or any portion of or any interest or rights in the Member's Membership Interests to any Person except in accordance with this Agreement. Except as otherwise expressly provided in this Agreement (including Section 12.2), a Member may Transfer all or any portion of or any interest or right in the Member's Membership Interests only with Member Consent if prior to Payback (unless the Transfer is made pursuant to the operation of Article XVI), which consent shall not be unreasonably withheld. If a Transfer of a Membership Interest is expressly permitted by another provision of this Agreement (including Section 12.2), the Manager may condition the Transfer on: (a) the execution of a joinder agreement by the transferee of the Membership Interest to become bound by the terms of this Agreement and (b) a determination (which the Manager may require be based on an opinion of counsel of the Transferring Member) that the Transfer (i) will be made in compliance with applicable securities laws; (ii) will not cause the Company's tax termination within the meaning of Code Section 708(b)(1)(B) where such a termination would adversely affect the Company or any Member; and (ii) will not cause the Company to be treated as a publicly traded partnership taxable as a corporation pursuant to Code Section 7704 or Treasury Regulations Section 1.7704-1. A transferee of a Membership Interest Transferred by operation of law (including upon the death of a Member) shall be treated as an Assignee (and not a Member), except as otherwise provided pursuant to Article XIV.

12.2 Permitted Estate Planning Transfers. Notwithstanding any restrictions on the Transfer of Membership Interests contained in this Agreement, each Member shall be permitted to Transfer Membership Interests to: (a) an Organization that is and at all times remains wholly owned and controlled by the Member; (b) a Family Member of the Member; (c) a trust, family limited partnership or limited liability company formed for estate planning purposes established by the Member, either alone or with the Member's spouse, which (i) is established for the sole and exclusive benefit of the Member and the Family Members of the Member; (ii) is controlled by the Member; and (iii) with respect to which the Member retains the sole and exclusive right to vote the Membership Interest; or (d) to any person or entity to the extent that the Manager in its sole discretion determines that such transfer can be made without restriction (other than as noted in the following sentence). If the transferor is admitted as a Member as of the date of the Transfer, the transferee shall be admitted as a Substitute Member, and, by accepting the Membership Interests, shall be bound by this Agreement, as amended from time to time, and shall be deemed to have assented to the terms and conditions of this Agreement and deemed to have agreed to be bound hereby.

12.3 Transfers not in Compliance with this Article Void. Any attempted Transfer of a Membership Interest, or any part thereof, not in compliance with this Article XII is null and void ab initio. In the event that any Member at any time attempts to make a Transfer of a Membership Interest in violation of the provisions of this Agreement, in addition to all other rights and remedies which the Company may have at law, in equity or under the provisions of this Agreement, the Company shall be entitled to a decree or order restraining such attempted Transfer and the offending Member shall not plead in defense thereto that the Company has an adequate remedy at law, the Members hereby recognizing and agreeing that the injury and damage resulting from such a breach would be impossible to measure monetarily.

12.4 Reasonableness of Transfer Conditions. Each Member hereby acknowledges the reasonableness of the prohibition contained in this Article XII in view of the purposes of the Company and the relationship of the Members. The attempted Transfer of any Membership Interest in violation of the prohibition contained in this Article XII is null and void ab initio. Any Person to whom Membership Interests are attempted to be Transferred in violation of this Article XII shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, receive Distributions from the Company or have any other rights in or with respect to the Membership Interests.

12.5 Distributions and Allocations in Respect to Transferred Membership Interest. If any Membership Interest is sold, assigned, or otherwise Transferred during any accounting period in accordance with this Article XII, Profits, Losses, each item thereof, and all other items attributable to the Transferred Membership Interest for the period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Manager. All Distributions on or before the date of the Transfer shall be made to the transferor, and all Distributions thereafter shall be made to the transferee (taking into account any record date established pursuant to Section 10.1(c)). Neither the Company nor any Manager shall incur any liability for making allocations and Distributions in accordance with the provisions of this Section 12.5, regardless whether any Manager or the Company has knowledge of any Transfer of ownership of any Membership Interest. Except as expressly provided in this Agreement, no Member shall have the right to receive payment for the Member's Membership Interest until the dissolution of the Company.

12.6 Right of First Offer.

(a) Subject to the last sentence of this Section 12.6(a), a Member (the "**Selling Member**") desires to Transfer (except as otherwise permitted by this Article XII) any of the Member's Membership Interests, the Selling Member shall notify the Company and the other Members (the "**Non-Selling Members**") of the Selling Member's desire to Transfer Membership Interests prior to offering any portion of the Selling Member's Membership Interests to any third party. The Notice (the "**Offer Notice**") shall specify (i) the number of Membership Interests offered for Transfer (the "**Offered Interests**"), (ii) the price per Membership Interest at which the Selling Member desires to Transfer and (iii) the other terms and conditions of the proposed Transfer. Notwithstanding anything to the contrary contained in this Section 12.6, the Manager in its sole discretion may waive the application of this Section 12.6 with respect to any proposed Transfer, in which event such Transfer may be made directly, without being subject to any rights of first offer, rights of first refusal or redemption or other rights, terms or conditions set forth in this Section 12.6.

(b) Upon delivery of the Offer Notice, the Non-Selling Members shall have an option (the "**Option**") to purchase all of the Offered Interests (pro rata based on relative Percentage Interests of the Non-Selling Members) at the price and on the terms and conditions set forth in the Offer Notice (or otherwise agreed upon), to be exercised not later than thirty (30) days after the date of delivery of the Offer Notice. If all Non-Selling Members do not exercise the Option with respect to the Offered Interests, the other Non-Selling Members shall be entitled to purchase these Offered Interests (pro rata based on relative Percentage Interests of Non-Selling Members purchasing Offered Interests); provided, however, that one or more Non-Selling Members must agree to purchase all of the Offered Interests or the Option will be treated as unexercised. During the 30-day option period, the Members may negotiate such other price, terms and conditions other than set forth in the Offer Notice; provided, however, that any counter-offer by or on behalf of the Selling Member, orally or in writing, does not constitute a new Offer Notice and does not restart the 30-day option period, and any counter-offer by or on behalf of the Non-Selling Members does not cause the Option to expire.

(c) In the event that the Option expires without exercise, then within six (6) months after all rights to make a purchase under the Option shall have expired, the Selling Member shall have the right to solicit any third-party purchaser for the sale of all of the Offered Interests; provided, however, that the price, terms and conditions of sale to any third-party purchaser are not more favorable to the purchaser than offered to the Non-Selling Members as set forth in the Offer Notice or any written counter-offer by or on behalf of the Selling Member pursuant to Section 12.6(b). Any third-party purchaser acquiring Offered Interests from a Selling Member in compliance with this Section 12.6 shall be admitted as a Substitute Member. If for any reason, the Selling Member has not sold the Offered Interests within such six-month period, the Selling Member shall not thereafter dispose of the Offered Interests unless and until the Selling Member has again complied with all of the provisions of this Section 12.6. If the Selling Member desires to offer the Offered Interests for sale on more favorable terms or conditions than the terms and conditions set forth in the Offer Notice or any written counter-offer by or on behalf of the Selling Member pursuant to Section 12.6(b) during such six-month period, the Selling Member may deliver a new Offer Notice pursuant to Section 12.6(a) and otherwise again comply with all of the provisions of this Section 12.6, which delivery shall cause the Selling Member's right to dispose of the Offered Interests for the remainder of such six-month period under the terms of the prior Offer Notice to terminate.

(d) If any Non-Selling Members exercise the Option, the closing of the sale of the Offered Interests shall take place within sixty (60) days following the date that the Option was exercised. If the Non-Selling Members that exercised the Option fail to close the Sale of the Offered Interests by the end of this sixty (60)-day period and fail to stand ready to close the Sale of the Offered Interests as of the last day of this period, the Option shall be treated as not exercised by any Non-Selling Members; the Option shall be treated as having expired as of the end of this period; and the Selling Member shall have the rights set forth in Section 12.6(c). Notwithstanding the foregoing, if at least one (1) but not all of the Non-Selling Members that exercised the Option fails to stand ready to close the Sale of the Offered Interests as of the last day of the sixty (60)-day period, the other Non-Selling Members that exercised the Option may purchase their pro rata share (or such other proportion as they mutually agree) of the Offered Interests that were to be purchased by any defaulting Non-Selling Members as long as the non-defaulting Non-

Selling Members stand ready to purchase all of the Offered Interests within five (5) days following the end of the sixty (60)-day period.

ARTICLE XIII

WITHDRAWAL OF A MEMBER

13.1 Withdrawal. A Person shall cease to be a Member upon the happening of an Involuntary Withdrawal with respect to that Person. No Member shall have the right or power to effect a Voluntary Withdrawal from the Company.

13.2 Effect of Withdrawal. Upon a Member's withdrawal or resignation from the Company as set forth in Section 13.1 or otherwise, the Member's right to participate in the management and conduct of the Company's business terminates, including the Member's right to vote, and the withdrawn or resigned Member ceases to be a Member and is treated the same as an Assignee.

13.3 No Company Purchase of Membership Interest. Notwithstanding the withdrawal or resignation of a Member, at no time shall the Company be obligated to purchase the Membership Interests of a withdrawn or resigned Member, each Member hereby waiving any right that may be granted or available under common law or any other applicable provisions of the Act (including Section 18-604 of the Act) or otherwise to require the Company to purchase the Membership Interests in the event of withdrawal or resignation.

ARTICLE XIV

ADMISSION OF ASSIGNEES AND ADDITIONAL MEMBERS

14.1 Rights of Assignees. The Assignee of a Membership Interest has no right to participate in the management of the business and affairs of the Company or to become a Member. The Assignee is only entitled to receive Distributions attributable to the Membership Interest, shall be allocated Profits and Losses attributable to the Membership Interest, and shall have any other rights specifically accorded an Assignee by the terms of this Agreement, in each case in accordance with the terms of this Agreement.

14.2 Admission of Substitute Members. Except as otherwise provided in Section 12.2, an Assignee of a Membership Interest shall be admitted as a Substitute Member and admitted to all of the rights of the Member who initially assigned the Membership Interest subject to the requirement of Member Consent, to the extent provided for in Section 12.1. If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Membership Interest. The admission of a Substitute Member, without more, shall not release the Member originally assigning the Membership Interests from any liability to the Company that may have existed prior to the approval.

14.3 Admission of Additional Members. A Person shall be admitted as an Additional Member, subject to Member Consent if prior to Payback (no Member Consent required following Payback), in accordance with the issuance of Membership Interests called for herein. The Manager shall determine the Capital Contributions of each Additional Member and the number of Membership Interests issued to each Additional Member in accordance with Article IX. The Members may amend this Agreement to reflect the admission of an Additional Member and the terms of the Additional Member's Membership Interests.

14.4 Assignee is Bound by this Agreement. An Assignee of a Membership Interest shall be bound by this Agreement, as amended from time to time, and shall be deemed to have assented to the terms and conditions of this Agreement and deemed to have agreed to be bound hereby, upon the first to occur of the Assignee (or Assignee's representative):

(a) tendering payment for a Membership Interest;

(b) accepting a Distribution made by the Company, as evidenced for example, and not by way of limitation, by endorsement of a check representing all or any part of any Distribution;

(c) executing any writing evidencing the Assignee's intent to become an Assignee or assent to this Agreement; or

(d) complying with the conditions necessary to become an Assignee, as set forth in Article XII; and either (i) requesting that the records of the Company reflect the assignment or (ii) paying valuable consideration for a Membership Interest.

14.5 Substitute and Additional Members Bound by this Agreement. Substitute Members and Additional Members shall be bound by this Agreement, as amended from time to time, and shall be deemed to have assented to the terms and conditions of this Agreement and deemed to have agreed to be bound hereby, upon the first to occur of the Substitute Member or Additional Member (or the Member's representative):

(a) tendering payment for a Membership Interest;

(b) accepting a Distribution made by the Company, as evidenced for example, and not by way of limitation, by endorsement of a check representing all or any part of any Distribution;

(c) executing any writing evidencing the Substitute Member's or Additional Member's intent to become a Member; or

(d) complying with the conditions necessary to be admitted as a Substitute Member, as set forth in Section 14.2 or an Additional Member as set forth in Section 14.3; and either (i) requesting that the records of the Company reflect the Member's admission on the records of the Company or (ii) paying valuable consideration for a Membership Interest.

ARTICLE XV

DISSOLUTION AND WINDING UP

15.1 Dissolution. Except as otherwise required under this Agreement, the Company shall be dissolved and its affairs wound up, upon the first to occur of the following events:

(a) approval of the Manager together with Member Consent;

(b) as required in accordance with Section 7.3(b); or

(c) the entry of a decree of judicial dissolution of the Company under the Act or otherwise required by applicable law.

15.2 Dissolution and Winding Up. Upon dissolution, the Company shall cease carrying on business, as distinguished from the winding up of the Company business, but the Company is not terminated, and continues until the winding up of the affairs of the Company is completed. The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining Property and assets of the Company have been distributed to the Members. Upon the completion of winding up of the Company, the articles of dissolution shall be filed with the Department of State. The articles of dissolution shall set forth the information required by the Act.

15.3 Distribution of Assets upon Dissolution. Upon the winding up of the Company, the Company Property shall be paid or distributed:

(a) first, to creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of Company expenses, liabilities and other obligations, whether by payment or the making of reasonable provision for payment, including the establishment of reasonable reserves (which may be funded by a liquidating trust) determined by the Manager or the liquidating trustee, as the case may be, to be reasonably necessary for the payment of the Company's expenses, liabilities and other obligations (whether fixed, conditional, unmatured or contingent); and

(b) thereafter, subject to Section 15.3(c), either:

(i) to the Members in accordance with Section 10.2; or

(ii) to the Members as follows:

(A) first, to the Preferred Members an amount equal to their aggregate Capital Contributions, as reduced (but not below zero) on a dollar for dollar basis to the extent of all prior distributions to the Preferred Members (pro rata in accordance with relative Capital Contributions); and

(B) thereafter, to the Common Members in accordance with their respective Common Percentage Interests.

(c) Distributions pursuant to Section 15.3(b) shall be made pursuant to Section 15.3(b)(i) or Section 15.3(b)(ii) (but not both) in accordance with whichever provision results in a greater aggregate Distribution to the Preferred Members. Liquidation proceeds shall be paid within sixty (60) days of the end of the Company's Taxable Year or, if later, within ninety (90) days after the date of liquidation. Liquidating distributions shall be in cash or Property (which need not be distributed proportionately) or partly in both, as determined by the Manager.

ARTICLE XVI

MISCELLANEOUS PROVISIONS

16.1 Entire Agreement. This Agreement represents the entire agreement among all the Members and between the Members and the Company with respect to the subject matter hereof.

16.2 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice-versa. Whenever the masculine gender is used in this Agreement and when required by the context, the same shall include the feminine and neuter genders and vice-versa. Whenever the word "including" (or a variation, such as "include" or "includes") is used in this Agreement, except where the context otherwise requires, the term shall be considered to be followed by the words "but not limited to" or "without limitation" or words of similar meaning.

16.3 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

16.4 No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Act, and except for federal and state tax purposes, expressly do not intend hereby to form a partnership under the State Revised Uniform Partnership Act or the State Uniform Limited Partnership Act. The Members do not intend to be partners of one to another and do not intend to form a partnership or joint venture. To the extent any Member, by word or action, represents to another Person that any other Member is a partner or that the Company is a partnership or joint venture, the Member making the wrongful representation shall be liable to any other Member who incurs personal liability by reason of the wrongful representation and shall not be entitled to indemnification for the act under Article VIII.

16.5 Rights of Creditors and Third Parties Under Agreement. This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

16.6 Application of Florida Law. This Agreement and its interpretation shall be governed exclusively by its terms and by the laws of the United States and the State of Florida (without regard to its conflicts of laws provisions), and specifically the Act.

16.7 Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or other electronic transmission (including email transmission), each of which shall constitute an original, and all of which, when taken together, shall constitute but one and the same instrument.

16.8 No Waiver. No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder or pursuant hereto shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder or pursuant thereto.

16.9 Severability. Wherever possible, each provision of this Agreement shall be interpreted in a manner so as to be effective and valid under applicable law but, if any provision of this Agreement shall be prohibited by or invalid under applicable law, the provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of the provision or the remaining provisions of this Agreement. If any part of any covenant or other provision in this Agreement is determined by a court of law to be overly broad thereby making the covenant unenforceable, the parties hereto agree, and it is their desire, that the court shall substitute a judicially enforceable limitation in its place, and that as so modified the covenant shall be binding upon the parties as if originally set forth in this Agreement.

16.10 Survival. The provisions of this Agreement shall survive the termination of the Company or the termination of any Member's interest in the Company and shall remain binding on the Members (including former Members) for as long a period of time as is necessary to resolve any and all matters regarding Company or the Members.

16.11 Benefit. This Agreement shall be binding upon, and inure to the benefit of, and shall be enforceable by, the heirs, successors, legal representatives and permitted assignees of the Members and the successors, assignees and transferees of the Company.

16.12 Delivery of Notice. A Notice shall be considered given: (a) on the date of service (or refusal of acceptance of service) if served personally on the Person to whom Notice is to be given, or on a responsible individual at the appropriate address, by commercial messenger delivery service with signature verification of delivery or by other verified means of personal delivery, (b) on the date of transmission if sent via facsimile or other electronic transmission (including e-mail transmission), but only if the Person has given the Company the Person's facsimile telephone number or other electronic transmission information (including e-mail address), as applicable, provided that no notice of transmission error or delivery failure is transmitted to the sender, (c) on the next Business Day if delivered by Federal Express or a similar overnight courier service, and (d) on the third Business Day after deposit if delivered by United States mail, first class mail, postage prepaid, return receipt requested. A Notice to the Company shall be addressed to the Manager at the address of the Principal Office or via facsimile or other electronic transmission (including e-mail transmission), but only if the

Manager shall have given the Person the facsimile telephone number or other electronic transmission information (including e-mail address) of the Manager. A Notice to a Member shall be addressed to the Member at the address reflected on Exhibit A unless the Member has given the Company a Notice of different address; provided, however, that if the Member has given the Company the Member's facsimile telephone number or other electronic transmission information (including e-mail address), a Notice to a Member may be made via facsimile or other electronic transmission (including e-mail transmission), as applicable.

16.13 Partition. The Members hereby waive any right of partition they may have with respect to any asset of the Company, now existing or hereafter acquired.

16.14 Venue. The parties agree that any suit, action or proceeding with respect to this Agreement shall be brought in the courts of Hillsborough County in the State of Florida or in the U.S. District Court for the Central District of Florida. The parties hereto hereby accept the exclusive jurisdiction of those courts for the purpose of any such suit, action or proceeding. Venue for any such action, in addition to any other venue permitted by statute, will be Hillsborough County, Florida. The parties hereto hereby irrevocably waive, to the fullest extent permitted by law, any objection that any of them may now or hereafter have to venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any court in respect thereof brought in Hillsborough County, Florida, and hereby further irrevocably waive any claim that any such suit, action or proceeding brought in Hillsborough County, Florida has been brought in an inconvenient forum. The prevailing party in any court or other proceeding involving a dispute or controversy under or pursuant to this Agreement shall be entitled to reimbursement from the other party for all of the prevailing party's costs, expenses and reasonable attorneys' fees incurred in connection with resolving the dispute or controversy.

16.15 WAIVER OF TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING AT LAW OR IN EQUITY IN ANY COURT OF COMPETENT JURISDICTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

16.16 Agreement Drafted by the Company's Counsel. Each party to this Agreement acknowledges that the Company's counsel, Taft Stettinius & Hollister LLP ("Taft"), prepared this Agreement on behalf of and in the course of its representation of the Company, as directed by the Manager, and that the party:

(a) has been advised that a conflict of interest may exist between the party's interests and those of the Company;

(b) has been advised by the Company's counsel to seek the advice of independent counsel;

(c) has had the opportunity to seek the advice of independent counsel;

(d) has received no representations from the Company's counsel about the tax consequences of this Agreement;

(e) has been advised by the Company's counsel to seek the advice of independent tax counsel; and

(f) has had opportunity to seek the advice of independent tax counsel.

16.17 Representation by the Company's Counsel. Taft has not represented and will not be representing any of the Members in connection with the Company, is acting as counsel only for the Company and the Manager in connection with the preparation and execution of this Agreement, and has not provided tax or business advice to the Members (each Member hereby being advised to rely upon separate counsel in connection with this Agreement and the transactions contemplated hereby). Each Member hereby waives all potential conflicts of interest resulting from the ongoing or future representation of the Manager, the Company or their Affiliates by Taft on matters for which Taft is retained as counsel by the Manager, the Company or their Affiliates.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

MANAGER AND COMMON MEMBER:

BIOTECH RESTORATIONS PARTNERS, LLC, a Delaware limited liability company

By: ______________________________
Christopher Young, Manager

INITIAL PREFERRED MEMBER:

BUGS MONEY, LLC, a Florida limited liability company

By: ______________________________
William M. Blanchard
Authorized Signatory

ADDITIONAL MEMBERS (if any):

____
[Print Name]

____
[Signature (and Title if Applicable)]

Address: ______________________________
____
____

18228481

EXHIBIT A

MEMBERS LIST AS OF OCTOBER 1, 2017
BIOTECH RESTORATIONS HOLDINGS, LLC

MEMBER NAMES AND ADDRESSES	CAPITAL CONTRIBUTIONS	MEMBERSHIP INTERESTS	PERCENTAGE INTEREST
Common Biotech Restorations Partners, LLC	$3,750,000[(1)]	3,750,000	93.75%
Common Bugs Money, LLC	$250,000[(2)]	250,000	6.25%

(1) Biotech Restorations Partners, LLC's has not funded any Capital Contributions, but has caused Biotech Restorations, LLC to license intellectual property as reflected in the License Agreement, attached as Exhibit C.

(2) The following language in quotation marks was set forth in the original Exhibit A to the Agreement, and is incorporated by reference herein and made a part hereof for purposes of establishing that as of the date of this Exhibit A, Bugs Money, LLC no longer holds any Preferred Interests and holds 250,000 Common Interests, inasmuch as it has failed to fund any of the scheduled Capital Contributions beyond its initial $250,000 Capital Contribution through October 1, 2017 (and accordingly, the provisions of Sections 7.13 (additional Members Consent) and Section 9.6 (Preferred Member Rights) are null and void):

"The 1,250,000 Membership Interests assumes full and timely funding by Bugs Money, LLC of $1,250,000 (*i.e.*, $1.00 per Interest). Bugs Money, LLC shall be a Preferred Member holding 250,000 Preferred Interests as of the Effective Date, and with its holdings to be increased by an additional 250,000 Preferred Interests for each additional $250,000 of Capital Contributions funded by it and accepted by the Manager per the terms hereof. As agreed in that certain Letter of Intent to Capitalize Biotech Restorations Holdings, LLC ("**LOI**") dated December 10, 2016, Bugs Money, LLC, an affiliate company of William M. Blanchard, will pay for the its Preferred Membership Interests in drawdowns. The first drawdown will be paid no later than five days following the Effective Date, and four additional drawdowns of $250,000 committed capital will occur on or before four 60-day successive intervals during the first 240 days after the Effective Date (*i.e.*, on or before 60 days following the Effective Date, on or before 120 days following the Effective Date, on or before 180 days following the Effective Date and on or before 240 days following the Effective Date). If Bugs Money, LLC fails to make any of the first three scheduled drawdowns within thirty (30) days of the agreed upon date, then all of Bugs Money, LLC's Membership Interests will revert to Common Interests. In the event the Interests held by Bugs Money, LLC convert to Common Interests as a result of failure to make these payments by their scheduled dates (subject to the aforesaid 30-day deferral right), Bugs Money, LLC shall not be permitted to purchase any additional Preferred Interests unless agreed to by the Manager (or if issued pursuant to the operation of Section 9.2 or Section 9.3 hereof), and this Exhibit A shall be amended to reflect the actual number of Interests purchased by Bugs Money, LLC. Bugs Money, LLC shall not be obligated to make the final drawdown if it has paid the drawdowns as provided in this Exhibit A and the LOI for a total Capital Contribution of $1,000,000 within 210 days of the Effective Date. If Bugs Money, LLC fails to make only the final drawdown (*i.e.*, the last scheduled $250,000 draw down), its Preferred Interests shall remain Preferred Interests. Notwithstanding anything to the contrary contained in this Agreement, the Manager shall be permitted to cause the Company to issue Preferred Interests not paid for by Bugs Money, LLC as aforesaid (*i.e.*, any of the unpaid for initial 1,250,000 Preferred Interests), and such Preferred Interests may be sold to any person or entity at the price of $1.00 per Interest, without the requirement for consent from any Member; until such point in time as Bugs Money, LLC has failed to fund any scheduled drawdown as of its scheduled date plus the applicable 30 day extension period, it shall be the sole person or entity authorized to purchase any of the initial 1,250,000 Preferred Interests."

EXHIBIT B

BIOTECH RESTORATIONS HOLDINGS, LLC – SECTION 9.6 VALUATION CALCULATION

No longer applicable due to Conversion of Preferred to Common -- Copy available for review upon request.

StartEngine Capital, LLC
Subscription and Joinder Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned understands that %%NAME_OF_ISSUER%%, a Limited Liability Company organized under the laws of %%STATE_INCORPORATED%% (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Common Membership Interests (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Joinder to Operating Agreement. By subscribing to the Offering and executing this Subscription and Joinder Agreement, the undersigned hereby agrees to join as a party that is designated as a "Member" to the Operating Agreement attached to the Form C Offering Document (the "***Operating Agreement***") as entered into by and among Members, such joinder will become effective upon the Company's acceptance of the Subscription as described in Section 3 below. Any notice required or permitted to be given to the undersigned under the Operating Agreement shall be given to undersigned at the address provided with undersigned's subscription. Undersigned confirms that undersigned has reviewed the Operating Agreement and will be bound by the terms thereof as a party who is designated as a Member thereunder.

3. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, the undersigned will not become a party to the Operating Agreement.

4. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to the undersigned.

5. Payment for Securities. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The[a] undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon

Regulation CF.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription and Joinder Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription and JoinderAgreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription and Joinder Agreement, tis Subscription and Joinder Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription and Joinder Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription and Joinder Agreement and to perform all the obligations required to be performed by the undersigned hereunder and as party to the Operating Agreement, and neither such purchase nor becoming a party to the Operating Agreement will contravene with any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.
i. The undersigned has reviewed a copy of the Form C and a copy of the Operating Agreement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription and Joinder Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription and Joinder Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription and Joinder Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription and Joinder Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription and Joinder Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription and Joinder Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Shares.
i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

8. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Manager.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. Waiver, Amendment. Neither this Subscription and Joinder Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription and Joinder Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription and Joinder Agreement shall be governed by and construed in accordance with the laws of the State of %%ISSUER_LOCATION%%, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription and Joinder Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription and

Joinder Agreement.

17. Counterparts. This Subscription and Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	%%ADDRESS_OF_ISSUER%% E-mail: %%ISSUER_EMAIL%% Attention: %%ISSUER_TITLE%%
with a copy to:	Attention: %%LEGAL_NAME%% E-mail: %%LEGAL_EMAIL%%
If to the Purchaser:	%%VESTING_AS%% E-mail: %%VESTING_AS_EMAIL%% Attention: %%INVESTOR_TITLE%%

19. Binding Effect. The provisions of this Subscription and Joinder Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription and Joinder Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription and Joinder Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription and Joinder Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription and Joinder Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription and Joinder Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%____________________
Name:%%VESTING_AS%%
%%VESTING_AS_EMAIL%%
%%SUBSCRIBER_SIGNATURE%%

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%_____________________
Legal Name of Entity

By_____%%INVESTOR_SIGNATURES%%_______________
Name: %%VESTING_AS%%
%%VESTING_AS_EMAIL%%

Title:%%INVESTOR_TITLE%%

State/Country of Domicile or Formation: ____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% for %%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_________________
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

{00438041.DOCX.1}

[a]
Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.